[EVERSHEDS SUTHERLAND (US) LLP]

DODIE KENT

DIRECT LINE: 212-389-5080

E-mail: Dodie.Kent@eversheds-sutherland.com

February 7, 2018

VIA EMAIL AND EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-8629

Re:	Great American Life Insurance Company

Post-Effective Amendment No. 3 to Registration Statement on Form S-1

File No. 333-207914

Commissioners:

On behalf of Great American Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (the “Response Letter”) for certain deferred annuity contracts (the “Contracts”).

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to outside counsel for the Company in a phone call on January 10, 2018.

For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response.

•	Page references in the comments are to Contract prospectus pages in the Post-Effective Amendment No. 3 filing.

•	Included in this filing is a copy of the Contract prospectus pages (“Filed Pages”) that incorporate changes described in the responses below. Page references in the responses are to such Filed Pages.

After the Staff has had the opportunity to review the Company’s responses, the Company intends to incorporate any changes into the prospectus through a subsequent filing. At that time, as previously discussed, the Company will file in the above-referenced Registration Statement a second version of the Contract prospectus, which will be available through a different distribution channel. Other than different early withdrawal charge schedules, the two prospectuses are substantively identical. All Staff comments, as appropriate, will be also incorporated into in the second prospectus.

The Company hopes to obtain an effective date on or about May 1, 2018, and it will make an acceleration request at the appropriate time. If the Company can be of any help in facilitating your review of these comments, please do not hesitate to contact me.

Comment One:

Earlier versions of the contract seem to offer indices that are no longer available. Please provide a contract variation appendix to indicate the indices that are available with each version of the contract.

Response:

The Company has not sold any earlier version of the Index Frontier contract.

Commissioners

February 7, 2018

Comment Two:

Please confirm the Company will be including 3Q unaudited financial statements in the post-effective amendment filed in response to these comments.

Response:

The Company has decided to seek an on or about May 1 effective date. Accordingly, at the appropriate time, it will file a post-effective amendment that includes 2017 audited financial statements.

Comment Three:

In Bullet 1 on Page 1, please include here a Plain English definition of “Vesting Factor.”

Response:

A Plain English explanation of the vesting factor has been added in Bullet 1 on Page 1 of the revised prospectus.

Comment Four:

In the chart below the bullets on Page 1, in the “Maximum Loss” column, clarify the phrase “any loss is absorbed by us.” There is actually no loss for Great American to absorb. It should say something more like: “If there is any decrease in the index, it will not affect your contract value.” In general, disclosure should focus on impact to an investor, not to Great American.

Response:

The text related to Great American has been deleted from the chart below the bullets on Page 1 of the revised prospectus.

To accommodate revisions made on Page 1 of the revised prospectus, the following revisions were made:

•	The text related to purchase payments in the first paragraph has been deleted.

•	The two sentences before the chart have been combined into one paragraph.

Comment Five:

Please make clear throughout the prospectus that there is a risk of loss of principal due to fees and charges, e.g., withdrawal charges.

Please clarify if this is also the case with each Conserve Strategy. State it either way when discussing the Conserve Strategies.

Response:

Clarifying text has been added in the following locations:

•	Under the chart below the bullets on Page 1 of the revised prospectus

•	In the Summary section under Indexed Strategy Value and Investment Base on Page 9 of the revised prospectus

•	In the Risk Factors section under Loss of Principal on Page 11 of the revised prospectus

•	In the Risk Factors section under Early Withdrawal Charge on Page 12 of the revised prospectus

•	In the Indexed Strategies section on Page 18 of the revised prospectus

•	In the Early Withdrawal Charge section on Page 41 of the revised prospectus

Comment Six:

The first page of prospectus should include the following statement: The Prospectus describes all material rights & obligations under the contract.

Response:

This sentence has been added to the first page of the revised prospectus.

Commissioners

February 7, 2018

Comment Seven:

The first page of prospectus should include the following statement: Index-linked annuity contracts are complex insurance and investment vehicles. Investors should speak with a financial professional about the contract’s features, benefits, risks, and fees, and whether the contract is appropriate for the investor based upon his or her financial situation and objectives.

Response:

This paragraph, with minor modifications, has been added to the first page of the revised prospectus.

Comment Eight:

On the top of Page 2, in the bolded text, please insert “credit worthiness and” before “claims paying ability.”

Response:

This phrase has been added to the first paragraph on Page 3 of the revised prospectus.

Comment Nine:

On top of Page 4, under “Index Value,” please clarify the meaning of “standard value” and “unit value”?

Also, please advise why “for last reported sale” is in brackets?

Response:

The Index Value paragraph on page 6 of the revised prospectus has been revised for clarity and brackets have been removed.

Comment Ten:

On Page 7, under “Vesting Factors,” Bullet 2 appears inconsistent with chart on Page 16. Please clarify.

Also, it appears, based on Page 16 disclosure, that the vesting factor extends beyond the term? Please clarify.

Last, please include an explanation of “Market Day.”

Response:

The word “final” has been added in the second row of the Vesting Factor chart on Page 22 of the revised prospectus. As a result, the descriptions of the Vesting Factors for a positive Index Change on Pages 9 and 22 of the revised prospectus are consistent.

The Vesting Factor does not extend beyond the Term. It applies to the calculation of Vested Gain during the Term. When there is a positive Index Change, the 100% vesting factor applies to the determination of the Vested Gain on the final Market Day of the Term and on any other day of the Term that follows. For example, if a Term ends on a Monday, and that Monday is a holiday when the market is closed, the final Market Day of the Term is the Friday before the holiday weekend. The 100% vesting factor applies to any transaction that happens on Friday, Saturday, Sunday, or Monday. Accordingly, when the last day of a Term is not a Market Day, the contract owner does not have to wait until the last day of the Term for the 100% vesting factor to apply. The disclosure on Page 22 of the revised prospectus has been revised to provide a more clear explanation of the application of the Vesting Factor in such circumstances.

The definition of Market Day has been added to the Vesting Factor discussion on Page 22 of the revised prospectus.

Comment Eleven:

On Page 8, under “Loss of Principal” in Risk Factors section, same comment as above under Comment 5. Please clarify that there can be a loss of principal even if index return is positive due to fees/charges. Please call out the Conserve Strategies here as applicable.

Response:

Clarifying text has been added on Page 11 of the revised prospectus. It includes a specific reference to the Conserve Strategies.

Commissioners

February 7, 2018

Comment Twelve:

On Page 9, under “Replacement of Index” in Risk Factors section, please clarify whether the Company can “moot” index performance from start of segment if index is replaced mid-segment. To this end, all positive (and negative) performance would not count. If so, state this.

In general, here and elsewhere, clarify whether the Company can, in fact, change an index mid-term.

Response:

If the Company replaces an Index in the middle of a Term, the Company will not “moot” its performance. In this case, it will calculate adjustments for Vested Gains and Losses using the old index up until the replacement date. A description of these adjustments is included in the second paragraph in the Index Replacement section on Page 62 of the revised prospectus. An example of the adjustment calculations is included in the Example in the Index Replacement section on Page 62 of the revised prospectus.

Clarifying text about changing the index during a term has been added in the following locations:

•	In the Risk Factors section under Replacement of Index on Page 12 of the revised prospectus

•	In the Index Replacement section on Page 62 of the revised prospectus

Comment Thirteen:

On Page 9, under “Market Risk” in Risk Factors section, add more risk disclosure about underlying investments in indices and ETFs.

Response:

In the Risk Factors section under Market Risk on Page 14 of the revised prospectus, more risk disclosure has been added. In the Vested Gains and Losses section under Indexes on Page 21 of the revised prospectus, more disclosure about the index and the ETFs has been added.

Comment Fourteen:

On Page 15, in “Vested Gains and Losses” section, under “Index Values,” identify what sources will be used to obtain index closing values.

Response:

On Page 21 of the revised prospectus, under Index Values in the Vested Gains and Losses section, information about the sources used to obtain the index closing values has been added.

Comment Fifteen:

On Page 18, in Example B, in the “Strategy Value before withdrawal” row, it appears there is a plus sign rather than a minus sign after $50,000 and the number after the equal sign is missing a “0.”

Response:

In Example B on Page 25 of the revised prospectus, the plus sign has been changed to a minus sign and the missing zero has been added to the result of $45,000.

Comment Sixteen:

On Page 19, in Example C, same comment as Comment 15 with respect to minus sign.

Response:

In Example C on Page 26 of the revised prospectus, the plus sign has been changed to a minus sign.

Commissioners

February 7, 2018

Comment Seventeen:

On Page 23, under “Availability of Strategies,” in the first paragraph, please clarify whether the bailout feature also applies if the Declared Rate Strategy is eliminated.

In the second paragraph - third sentence, please clarify here (and elsewhere) whether the Company can add or eliminate a strategy at any time or only at the end of a term.

Response:

On Page 31 of the revised prospectus, in the Strategy Renewals and Reallocations at Term End section under Availability of Strategies, text has been added to clarify that the bailout feature does not apply if the Declared Rate Strategy is eliminated.

Text to clarify that the Company can add or eliminate a Strategy only at the end of a Term has been added in the following locations:

•	In the Risk Factors under Unavailable Indexed Strategies on Page 12 of the revised prospectus

•	In the Risk Factors under Unavailable Declared Rate Strategy on Page 12 of the revised prospectus

•	In the Strategy Renewals and Reallocations at Term End section under Availability of Strategies on Page 31 of the revised prospectus

Comment Eighteen:

In the prior prospectus, there was a section entitled “Death Benefit Start Date” that is not in this prospectus. Please indicate in a Contract appendix that this is no longer available.

Response:

Death Benefit Start Date did not refer to a death benefit. The Company deleted this defined term throughout the prospectus.

Comment Nineteen:

On Pages 36 and 37, in “Payout Options” section, under both “Life Payout” and “Joint and One-Half Survivor Payout,” in 2d column, please describe what happens if the annuitant (or beneficiary, as applicable) dies prior to the first payment.

Response:

On Pages 49—51 of the revised prospectus, additional explanatory text has been added in the Payout Options chart for both Life Payout and Joint and One-Half Survivor Payout.

Comment Twenty:

On Page 43, please describe material state variations.

Response:

This information has been added on Pages 57—60 of the revised prospectus.

Commissioners

February 7, 2018

Comment Twenty-One:

On Page 43, under “Index Replacement,” clarify in general terms in what type of index might be substituted for an existing Index.

What criteria will be used to determine the new index is similar to old one.

Specify how the Company will measure performance for an index that is changed mid-segment, if applicable.

Response:

On Page 62 of the revised prospectus, in the Index Replacement section, the following information has been added:

•	A general description of the type of index that might be substituted for an existing index.

•	A general description of the factors that the Company will use to determine if a new index is similar to an old index.

The second paragraph in the Index Replacement section on Page 62 of the revised prospectus describes how the Company will measure performance for a Term if the index for a Strategy is replaced during the Term. The example in this section shows how performance is measured under those circumstances.

Comment Twenty-Two:

Please ensure filed documents are signed by the Principal Accounting Officer.

Response:

Post-Effective Amendment No. 3 was signed by the Company’s Principal Accounting Officer, Christopher P. Miliano. The Company will identify him as such in future filings.

Comment Twenty-Three:

Please ensure executive compensation information and related compensation discussion and analysis, security ownership information, and director and officer information is as of end of year 2017.

Response:

The Company has decided to seek an on or about May 1 effective date. Accordingly, at the appropriate time, it will file a post-effective amendment that includes all required executive compensation information and related compensation discussion and analysis, security ownership information, and director and officer information as of year-end 2017, with the exception noted in the next paragraph.

Because the company relies on relief provided by Rule 12h-7 from the duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a), it believes that the requirement in Item 402(u) of Regulation S-K to provide pay ratio information should be inapplicable. In this regard, Instruction 7 to Item 402(u) states that “(u)pon becoming subject to the requirements of Section 13(a) or 15(d) of the Exchange Act…, a registrant shall comply with paragraph (u) of this Item with respect to compensation for the first fiscal year following the year in which it became subject to such requirements.” The registrant has never been subject to the requirements of Section 15(d) due to its reliance on Rule 12h-7, and therefore the instruction indicates that the registrant need not comply with Item 402(u).

The Company believes that the Response Letter addresses in full the Staff comments. If you have any questions regarding the Company responses, please contact the undersigned at 212-389-5080.

Sincerely,

/s/ Dodie Kent

Dodie Kent

GREAT AMERICAN LIFE INSURANCE COMPANY

Administrative Office: P.O. Box 5423, Cincinnati OH 45201-5423

Street Address: 301 East Fourth Street, Cincinnati OH 45202

Policy Administration: 1-800-789-6771

INDEX FRONTIERSM 7 ANNUITY PROSPECTUS

Dated [month day], 2018

The Index FrontierSM 7 annuity is a modified single premium deferred annuity contract (the “Contract”) issued by Great American Life Insurance Company® (“Great American Life,” “we” or “us”). It provides that we will pay annuity payout benefits to you in exchange for your purchase payments.

The Contract offers you the opportunity to allocate funds to indexed strategies for one-year periods (a “Term”). Indexed strategies provide returns based, in part, on the change in the value of a market index or the share price of an exchange-traded fund (an “Index”).

•	The value of an indexed strategy will increase if there is a positive change in the applicable Index value during a Term. Any increase during a Term is subject to an upper limit called the Maximum Gain. We can change the Maximum Gain for each new Term of an indexed strategy.

•	Before the end of a Term, any increase in the value of an indexed strategy is also subject to a vesting factor. The vesting factor limits the portion of the positive change in the Index that we take into account when we calculate the increase in the strategy value. The vesting factor varies depending on the day of the Term. It is 25% for the first half of a Term, 50% for the second half of a Term, and 100% at the end of a Term.

•	The value of a Conserve Strategy will not decrease even if there is a negative change in the applicable Index value during a Term.

•	The value of a Growth Strategy will decrease if there is a negative change in the applicable Index value during a Term. Any decrease during a Term is subject to a lower limit called the Maximum Loss. The Maximum Loss for each Term of a Growth Strategy is 10%. Each Growth Strategy includes a risk of potential loss of up to 10% of principal each Term.

The Contract currently offers a Conserve Strategy and a Growth Strategy for each of three different Indexes. In general, we will set a higher Maximum Gain for a Growth Strategy than the Maximum Gain for a Conserve Strategy that uses the same Index.

Conserve Strategies	Index	Maximum Loss of 0%
S&P 500 Conserve	S&P 500® Index	If you allocate money at the start of a Term to a Conserve Strategy, you cannot lose that money during the Term due to a negative change in the Index.
SPDR Gold Shares Conserve	SPDR® Gold Shares ETF
iShares U.S. Real Estate Conserve	iShares U.S. Real Estate ETF

Growth Strategies	Index	Maximum Loss of 10%
S&P 500 Growth	S&P 500® Index	If you allocate money at the start of a Term to a Growth Strategy, you can lose up to 10% of that money during the Term due to a negative change in the Index.
SPDR Gold Shares Growth	SPDR® Gold Shares ETF
iShares U.S. Real Estate Growth	iShares U.S. Real Estate ETF

The Contract also offers a declared rate strategy, which earns interest during a Term at a fixed rate we set before that Term begins. The fixed interest rate varies from Term to Term, but will never be less than 1%.

An early withdrawal charge may apply if you take a withdrawal during the first seven contract years. That charge will reduce strategy values, including the value of a Conserve Strategy.

Risk Factors for this Contract appear on pages xx-xx and pages xx-xx. Variable indexed annuity contracts are complex insurance and investment vehicles. You should speak with a financial advisor about the Index Frontier 7 and its features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Great American Life that you ought to know before investing. It describes all material rights and obligations under the Contract.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

•	The Contract is not insured by the FDIC (Federal Deposit Insurance Corporation) or the NCUSIF (National Credit Union Share Insurance Fund).

•	Although the Contract may be sold through relationships with banks or other financial institutions, the Contract is not a deposit or obligation of, or guaranteed by, such institutions or any federal regulatory agency.

•	The Contract is a security. It involves investment risk and may lose value.

All guarantees under the Contract are the obligations of Great American Life and are subject to the credit worthiness and claims-paying ability of Great American Life.

The Contract doesn’t invest in any equity, debt or other investments. If you buy this Contract, you aren’t investing directly in an Index, the stocks included in an Index, or the underlying investments or other assets held by an Index.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Great American Life. Standard & Poor’s®, S&P®, S&P 500®, SPDR® and STANDARD & POOR’S DEPOSITORY RECEIPTS® are trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Great American Life. Great American Life products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or their respective affiliates, and none of such parties makes any representation regarding the advisability of investing in such products nor do they have any liability for any errors, omissions, or interruption of the S&P 500 Index.

The iShares U.S. Real Estate ETF is distributed by BlackRock Investments, LLC. iShares®, BLACKROCK®, and the corresponding logos are registered and unregistered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”), and these trademarks have been licensed for certain purposes by Great American Life Insurance Company. Great American Life annuity products are not sponsored, endorsed, sold or promoted by BlackRock, and purchasers of an annuity from Great American Life do not acquire any interest in the iShares U.S. Real Estate ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representation or warranty, express or implied, to the owners of any Great American Life annuity product or any member of the public regarding the advisability of purchasing an annuity, nor does it have any liability for any errors, omissions, interruptions or use of the iShares U.S. Real Estate ETF or any data related thereto.

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The principal underwriter of the Contract is Great American Advisors, Inc. The offering of the Contract is intended to be continuous. The underwriter will use its best efforts to sell the Contract.

This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contract.

If you purchase a Contract, you may cancel it within 20 days after you receive it. If you purchase a Contract to replace an existing annuity contract or insurance policy, you have 30 days to cancel the Contract. The right to cancel period may be longer in some states. In many states, you will bear the risk of investment gain or loss before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.

Our form number for the Contract is P1822317NW. Our form numbers for the strategy endorsements to the Contract are E1322417NW, E1322517NW, E1322617NW, E1322717NW, E1322817NW, E1322917NW and E1323017NW. The form numbers may vary by state. The Securities and Exchange Commission file number for the Contract is 333-207914.

Table of Contents

Insert Table of Contents here.

INDEX FRONTIERSM 7 ANNUITY INFORMATION

Special Terms

In this prospectus, the following capitalized terms have the meanings set out below.

ACCOUNT VALUE. The sum of the values of each Crediting Strategy, plus the value of the Purchase Payment Account, if any.

ANNUITANT. The natural person or persons on whose life Annuity Payout Benefit is based.

ANNUITY PAYOUT BENEFIT. A series of periodic payments made under a Payout Option. The terms and conditions are described in the Annuity Payout Benefit section of this prospectus.

ANNUITY PAYOUT INITIATION DATE. The first day of the first payment interval for which payment of an Annuity Payout Benefit is to be made.

BAILOUT TRIGGER. The Maximum Gain for the next Term of an Indexed Strategy that triggers a waiver of Early Withdrawal Charges under the Bailout right of an Indexed Strategy.

BENEFICIARY. A person entitled to receive all or part of a Death Benefit that is to be paid under the Contract on account of a death before the Annuity Payout Initiation Date.

CONTRACT. The legally binding agreement between you and Great American Life, including applicable endorsements and riders.

CONTRACT ANNIVERSARY. The date in each year that is the annual anniversary of the Contract Effective Date. That date is set out on your Contract Specifications Page.

CONTRACT EFFECTIVE DATE. The date as of which the initial Purchase Payment is applied to the Contract. That date is set out on your Contract Specifications Page.

CONTRACT SPECIFICATIONS PAGE. The page in your Contract that contains details unique to your Contract.

CONTRACT YEAR. A 12-month period that starts on the Contract Effective Date or on a Contract Anniversary.

CREDITING STRATEGY. A specified method by which interest or gain or loss is calculated for a Term. The Crediting Strategies that are currently available are set out on the first page of this prospectus.

DEATH BENEFIT. An amount that becomes payable if you die before the Annuity Payout Initiation Date and before the date that the Contract is Surrendered. The terms and conditions are described in the Death Benefit section of this prospectus.

DECLARED RATE. A fixed interest rate set by us for a Term of the Declared Rate Strategy.

DECLARED RATE STRATEGY. A Crediting Strategy that credits interest at a Declared Rate.

EARLY WITHDRAWAL CHARGE. A charge deducted from the Account Value of your Contract if, during the first seven Contract Years, you Surrender your Contract or you take a withdrawal in excess of the Free Withdrawal Allowance.

FREE WITHDRAWAL ALLOWANCE. The total amount that may be taken as a withdrawal or Surrendered during a Contract Year without an Early Withdrawal Charge that would otherwise apply. This amount is described in the Free Withdrawal Allowance section of this prospectus.

GREAT AMERICAN LIFE (“WE,” “US,” “OUR,” “GALIC”). Great American Life Insurance Company.

INDEX. A stock market index or an exchange-traded fund.

INDEX CHANGE. The increase or decrease, if any, in the applicable Index Value over a Term of an Indexed Strategy.

INDEX VALUE. For Indexed Strategies that use the S&P 500 Index, the Index Value is the closing value of the Index. For Indexed Strategies that use the SPDR Gold Shares ETF, the Index Value is the fund’s closing share price on the New York Stock Exchange Arca. For Indexed Strategies that use the iShares U.S. Real Estate ETF, the Index Value is the fund’s closing share price on the New York Stock Exchange Arca.

INDEXED STRATEGY. A Crediting Strategy that provides a return based, in part, on changes in an Index Value.

INVESTMENT BASE. The amount applied to an Indexed Strategy at the start of a current Term. A withdrawal or charge reduces the Investment Base. The reduction is proportional to the reduction in the value of that Indexed Strategy due to the withdrawal or charge.

MARKET CLOSE. The close of the regular or core trading session on the market used to measure a given Indexed Strategy.

MARKET DAY. Each day that all markets that are used to measure available Indexed Strategies are open for regular trading.

MAXIMUM GAIN. The largest positive Index Change for a Term that is taken into account to determine the Vested Gain for a given Indexed Strategy. We set the Maximum Gain for each Term of an Indexed Strategy before the first day of that Term. For a given Term, we may set a different Maximum Gain for amounts attributable to Purchase Payments received on different dates.

MAXIMUM LOSS. The most negative Index Change for a Term that is taken into account to determine a Vested Loss for a given Indexed Strategy. The Maximum Loss for a Growth Strategy is a loss of 10% and will apply to all Terms of that Growth Strategy.

OWNER (“YOU,” “YOURS”). The person(s) who possesses the ownership rights under the Contract. If there is more than one Owner, each Owner will be a joint owner of the Contract and each reference to Owner means joint owners.

PAYOUT OPTION. The form in which an Annuity Payout Benefit or Death Benefit may be paid. Standard options are described in the Payout Options section of this prospectus.

PURCHASE PAYMENT. An amount received by us for the Contract. This amount is after the deduction of any fee charged by the person remitting payment and any taxes withheld from the payment.

PURCHASE PAYMENT ACCOUNT. An account where a Purchase Payment is held from the date it is applied to the Contract until the first Strategy Application Date on or after that date.

REQUEST IN GOOD ORDER. Information provided or a request made that is:

•	complete and satisfactory to us;

•	sent to us on our form or in a manner satisfactory to us, which may, at our discretion, be by telephone or electronic means; and

•	received at our administrative office.

Information provided or a request made is complete and satisfactory when we have received: (1) all the information and legal documentation that we require to process the information or the request; and (2) instructions that are sufficiently clear that we do not need to exercise any discretion to process the information or the request. If you have any questions, you should contact us or your registered representative before submitting your request.

STRATEGY APPLICATION DATE. The 6th and 20th days of each month.

SURRENDER. The termination of your Contract in exchange for its Surrender Value.

SURRENDER VALUE. The Account Value minus the Early Withdrawal Charge that would apply on a Surrender of the Contract.

TAX-QUALIFIED CONTRACT. An annuity contract that is intended to qualify for special tax treatment for retirement savings. If your Contract is a Tax-Qualified Contract, the cover page of your Contract includes information about its tax qualification. If your Contract is not a Tax-Qualified Contract, the cover page of your Contract will identify it as a “Nonqualified Annuity.”

TERM. The period for which Contract values are allocated to a given Crediting Strategy, and over which interest or gain or loss is calculated. Each Term is one year long, and will start and end on a Strategy Application Date. A new Term will start on the date that the preceding Term ends.

VESTED GAIN. The portion of any positive Index Change for the Term of an Indexed Strategy that is taken into account when determining the value of that Indexed Strategy. For any day of a Term, the Vested Gain is equal to: (1) any positive Index Change for the Term, but not exceeding the Maximum Gain set for that Term; multiplied by (2) the applicable Vesting Factor for that day; and then multiplied by (3) the remaining Investment Base for that Term.

VESTED LOSS. The portion of any negative Index Change for the Term of an Indexed Strategy that is taken into account when determining the value of that Indexed Strategy. For any day of a Term, the Vested Loss is equal to: (1) any negative Index Change for the Term, after taking into account the Maximum Loss for each Term of that Indexed Strategy; multiplied by (2) the remaining Investment Base for that Term.

VESTING FACTOR. A factor used to determine a Vested Gain. Vesting Factors are described in the Vested Gains and Losses section of this prospectus.

Summary

The Great American Life Index FrontierSM 7 annuity is a modified single premium deferred annuity contract that may help you accumulate retirement savings. The Contract is intended for long term investment purposes. The Contract is a legal agreement between you as the Owner and Great American Life as the issuing insurance company. In the Contract, you agree to make one or more Purchase Payments to us and we agree to pay the Annuity Payout Benefit to you.

Like all deferred annuities, the Contract has two periods. During the period prior to the Annuity Payout Initiation Date, your Contract may accumulate earnings on a tax-deferred basis. During the period that begins on the Annuity Payout Initiation Date, we will make payments under the selected Payout Option.

The following chart describes the key features of the Contract. Read this prospectus for more detailed information about the Contract.

Benefits	•

The Annuity Payout Benefit is a series of periodic payments made under a Payout Option. This benefit can provide you with income for a fixed period of time or for life. It is based on the Account Value on the Annuity Payout Initiation Date.

.	•

The Cash Benefit lets you take out all of your Account Value (surrender) or take out part of it (withdrawal). An Early Withdrawal Charge generally applies if you take money out during the first seven Contract Years. You can Surrender your Contract or take a withdrawal before the Annuity Payout Initiation Date.

•

The Death Benefit is payable if you die before the Annuity Payout Initiation Date. This benefit is paid to your beneficiaries. It is based on the Death Benefit Value, which will never be less than your Purchase Payments, reduced proportionately for withdrawals.

Purchase Payments

The Contract is a modified single premium annuity. This means we will accept Purchase Payments only during the purchase payment period, which ends two months after the Contract Effective Date. The initial Purchase Payment must be at least $25,000. Each additional Purchase Payment must be at least $10,000. You will need our prior approval if:

•	you are age 75 or younger and want to make a Purchase Payment(s) of more than $1,000,000; or
•	you are over age 75 and want to make a Purchase Payment(s) of more than $750,000.

Issue Age	Each Owner must be age 80 or younger on the Contract Effective Date.
Indexed Strategies		We currently offer six Indexed Strategies
		Conserve Strategies with 0% Maximum Loss	Index
		S&P 500 Conserve	S&P 500® Index
		SPDR Gold Shares Conserve	SPDR® Gold Shares ETF
		iShares U.S. Real Estate Conserve	iShares U.S. Real Estate ETF
		Growth Strategies with a 10% Maximum Loss	Index
		S&P 500 Growth	S&P 500® Index
		SPDR Gold Shares Growth	SPDR® Gold Shares ETF
		iShares U.S. Real Estate Growth	iShares U.S. Real Estate ETF
Conserve Strategies
•

The value of a Conserve Strategy will increase if there is a positive Index Change during a Term. Any positive Index Change is subject to the applicable Maximum Gain for the Term. Before the end of the Term, any positive Index Change is also subject to a Vesting Factor. A Vested Gain can never be more than the Maximum Gain for that Term.

	•	The value of a Conserve Strategy will never decrease due to a negative Index Change during a Term.
Growth Strategies
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The value of a Growth Strategy will increase if there is a positive Index Change during a Term. Any positive Index Change is subject to the applicable Maximum Gain for the Term. Before the end of the Term, any positive Index Change is also subject to a Vesting Factor. A Vested Gain can never be more than the Maximum Gain for that Term.

	•	The value of a Growth Strategy will decrease due to a negative Index Change during a Term. If you allocate money to a Growth Strategy, you can lose up to 10% of that money during the Term due to a negative Index Change.

Indexed Strategy Value and Investment Base		At the start of a Term, the value of an Indexed Strategy is equal to the Investment Base for that Term, which is the amount applied to that Strategy for that Term.
During a Term, a Vested Gain increases the Strategy value or a Vested Loss reduces the Strategy value.
A withdrawal reduces the Strategy value, including the value of any Conserve Strategy, by the amount of the withdrawal and related Early Withdrawal Charge.

A withdrawal reduces the Investment Base by the portion of the Investment Base needed to pay for the withdrawal and related Early Withdrawal Charge. The reduction in the Investment Base is proportional to the reduction in the Strategy value.

Vested Gains and Losses	•	Each day of a Term, the value of an Indexed Strategy is adjusted for the Vested Gain or Loss since the start of that Term. We use the following formulas to calculate Vested Gains and Losses.
	•	Vested Gain = any positive Index Change for the Term (but not exceeding the Maximum Gain set for the Term) x applicable Vesting Factor for that day x remaining Investment Base for the current Term.
	•	Vested Loss = any negative Index Change for the Term (after taking into account the Maximum Loss for the Term) x remaining Investment Base for the current Term.
Maximum Gains

We set a Maximum Gain for each Indexed Strategy prior to the start of each Term. This means the Maximum Gain for an Indexed Strategy may change for each Term. At least 30 days before the next Term starts, we will notify you of the Maximum Gain that will apply to an Indexed Strategy for that Term.

In general, we will set a higher Maximum Gain for a Growth Strategy than the Maximum Gain for a Conserve Strategy that uses the same Index.
The Maximum Loss for each Term of a Conserve Strategy is 0%.
Maximum Losses		The Maximum Loss for each Term of a Growth Strategy is a loss of 10%.
Vesting Factors		We set the Vesting Factors for the Indexed Strategies on the Contract Effective Date. A Vesting Factor below 100% limits any positive increase during a Term.
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For a positive Index Change during a Term, the Vesting Factors are 25% for any date within the first six months of a Term; 50% for any date within the final six months of a Term but before the final Market Date of the Term; and 100% on or after the final Market Date of the Term.

	•	For a negative Index Change during a Term, there is no Vesting Factor.
Declared Rate Strategy

Amounts held under the Declared Rate Strategy are credited with interest daily throughout a Term at a rate we set before that Term begins. This means the interest rate for the Declared Rate Strategy may change for each Term. A Declared Rate will never be less than 1%. At least 30 days before the next Term starts, we will notify you of the Declared Rate that will apply to the Declared Rate Strategy for that Term.

Strategy Renewals

At the end of each Term of a given Crediting Strategy, we will apply the ending value of that Strategy to a new Term of that same Strategy. The amount applied to a new Term will not include any amount that is moved as part of a reallocation at the Term end.

Strategy Reallocations		At the end of a Term, you may reallocate the ending values of the Crediting Strategies for that Term among the Strategies.
Access to Your Money Through Withdrawals		You may take a withdrawal from your Contract at any time prior to the Annuity Payout Initiation Date.
	•	During the first seven Contract Years, unless you qualify for the Free Withdrawal Allowance or the bailout right as described below, an Early Withdrawal Charge will apply.
	•	A withdrawal from an Indexed Strategy during a Term will reduce the Investment Base used to calculate adjustments for any subsequent Vested Gain or Loss in that Term.
Early Withdrawal Charge		An Early Withdrawal Charge applies during the first seven Contract Years if you Surrender your Contract or withdraw an amount in excess of the Free Withdrawal Allowance. The charge is equal to the amount subject to the charge multiplied by the applicable rate set out below.

Contract Year	1	2	3	4	5	6	7	8	+
Early Withdrawal Charge Rate	8%	7%	6%	5%	4%	3%	2%	0%

The Early Withdrawal Charge does not apply to the Free Withdrawal Allowance or to any withdrawal under the Bailout right.
Bailout Right

We will waive the Early Withdrawal Charge on an amount you withdraw if: (1) you withdraw it at the end of a Term from an Indexed Strategy; and (2) either the Maximum Gain for such Indexed Strategy for the next Term is less than the Bailout Trigger for the current Term, or such Indexed Strategy will not be available for the next Term. If the Bailout right will apply at the end of a Term, we will notify you at least 30 days before the end of that Term.

Payout Options

Like all annuity contracts, the Contract offers a range of Payout Options, which provide payments for your lifetime or for a fixed period. After payments begin, you cannot change the Payout Option or any fixed period you selected. The standard Payout Options are listed below.

	•	Fixed Period Payout
	•	Life Payout
	•	Life Payout with Payments for at Least a Fixed Period
	•	Joint and One-half Survivor Payout
Death Benefit

A Death Benefit is payable under the Contract if you die before the Annuity Payout Initiation Date. If the Owner is a non-natural person, such as a trust or a corporation, then a Death Benefit is payable under the Contract if an Annuitant dies before the Annuity Payout Initiation Date.

The Death Benefit Value is the greater of: (1) the Account Value as of the applicable date; or (2) your Purchase Payment(s) reduced proportionally for all withdrawals, but not including amounts applied to pay Early Withdrawal Charges.

Tax Deferral

The Contract is generally tax deferred, which means that you are not taxed on the earnings in your Contract until the money is paid to you. Contracts owned by non-natural owners, such as trusts and corporations, are subject to special rules.

A tax-qualified retirement plan such as an IRA also provides tax deferral. Buying the Contract within a tax-qualified retirement plan does not give you any extra tax benefits. There should be reasons other than tax deferral for buying the Contract within a tax-qualified retirement plan.

Right to Cancel		If you purchase a Contract, you may cancel it within 20 days after you receive it. If you purchase a Contract to replace an existing annuity contract or insurance policy, you have 30 days to cancel the Contract. The right to cancel period may be longer in some states. In many states, you will bear the risk of investment gain or loss before cancellation.

Risk Factors

The Contract involves certain risks that you should understand before purchasing it. You should carefully consider your income needs and risk tolerance to determine whether the Contract or a particular Indexed Strategy is appropriate for you. The level of risk you bear and your potential investment performance will differ depending on the Crediting Strategies you choose.

Loss of Principal	There is a significant risk of loss of principal and related earnings if you allocate your Purchase Payment(s) to a Growth Strategy. Such a loss may be substantial.

This risk exists for each Growth Strategy because you agree to absorb any loss in the Index during the Term up to the Maximum Loss of 10%. This risk of loss does not exist if you allocate your Purchase Payment(s) to the Declared Rate Strategy or to a Conserve Strategy.

If you allocate money to a Growth Strategy over multiple Terms, you may lose up to 10% each Term, which may result in a cumulative loss that is greater than 10%.

If you take a withdrawal from any Strategy, including any Conserve Strategy, and an Early Withdrawal Charge applies, that charge will reduce the value of the Strategy. This reduction will occur even if there is a Vested Gain on the date of the withdrawal.

Long-Term Nature of Contract

The Contract is a deferred annuity, which means the Annuity Payout Benefit will begin on a future date. We designed the Contract to be a long-term investment that you can use to help build a retirement nest egg and provide income for retirement. The limitations, adjustments and charges included in the Contract reflect its long-term nature.

Limits on Investment Return

Any positive adjustment to an Indexed Strategy is limited by a Maximum Gain. Any positive adjustment before the end of a Term is also limited by a Vesting Factor, which will be less than 100%. Due to these limitations, in many cases the return on money allocated to an Indexed Strategy will not fully reflect the corresponding positive Index Change for a Term.

An adjustment only captures an Index Value at the applicable Market Close. You will bear the risk that an Index Value might be significantly lower at that Market Close than at another point during the Term.

Limits on Reallocations

You cannot reallocate money among the Crediting Strategies prior to the end of a Term. If you want to take money out of Strategy during a Term, you must take a withdrawal from that Strategy or Surrender your Contract.

Early Withdrawal Charge

If you withdraw money from or Surrender the Contract during the first seven Contract Years, we will deduct an Early Withdrawal Charge unless the Free Withdrawal Allowance or Bailout right applies. Deduction of the Early Withdrawal Charge may result in loss of principal. An Early Withdrawal Charge will reduce Strategy values, including Conserve Strategy values.

Timing of Withdrawals, Surrender, Annuity Payout Initiation Date, or Death Benefit Claim

You should take into consideration the dates on which the Term(s) of your Indexed Strategies end relative to the timing of a withdrawal or Surrender, the Annuity Payout Initiation Date, or the submission of a Death Benefit claim.

For example, a withdrawal from an Indexed Strategy before the end of a Term will lock in the existing Vested Gain or Loss. In addition, due to the Vesting Factors that we use to calculate Vested Gains, the adjustment for the Vested Gain before the end of a Term will be less than the corresponding positive Index Change.

No Ability to Determine Adjustments in Advance

If you request a withdrawal from an Indexed Strategy, we will process the withdrawal at the first Market Close after receipt of your Request in Good Order. This means you will not be able to determine in advance whether the adjustment that applies due to the withdrawal will be positive or negative or to calculate the amount of that adjustment. Likewise, you will not be able to determine in advance the nature and size of an adjustment to an Indexed Strategy that applies to the amount payable upon Surrender, applied to the Annuity Payout Benefit, or payable as the Death Benefit.

Changes in Declared Rates

We set a Declared Rate for each new Term of the Declared Rate Strategy. The Declared Rate may be as low as 1%. You risk the possibility that the Declared Rate for a new Term may be lower than you would find acceptable.

Changes in Maximum Gains

We set a Maximum Gain for each new Term of an Indexed Strategy. The Maximum Gain for a new Term of an Indexed Strategy may be lower than its Maximum Gain for the current Term and may be as low as 1%. You risk the possibility that the Maximum Gain for a new Term may be lower than you would find acceptable.

Unavailable Indexed Strategies

At the end of a Term, we may stop offering any Indexed Strategy and, consequently, an Indexed Strategy you selected may not be available after the end of a Term. An Indexed Strategy you selected also may not be available after the end of a Term due to minimums and maximums that we set. In that case, we will reallocate the applicable funds to a default Strategy. The funds allocated to a default Strategy may earn a return that is lower than the return they would have earned if there had been no reallocation, but will not increase the risk of loss of principal.

Unavailable Declared Rate Strategy

At the end of a Term, we may stop offering the Declared Rate Strategy and, consequently, only Indexed Strategies, which may earn 0% for any Term, will be available after the end of the Term. In this case, we will offer at least one Indexed Strategy with a Maximum Loss of 0%. Unlike a Declared Rate Strategy, no earnings are guaranteed for an Indexed Strategy.

Replacement of an Index

We have the right to replace an Index if it is discontinued or we are no longer able to use it, its calculation changes substantially, or we determine that hedging instruments are difficult to acquire or the cost of hedging becomes excessive. We may do so at the end of a Term or during a Term. If we replace an Index during a Term, we will calculate adjustments for Vested Gains and Losses using the old Index up until the replacement date. After the replacement date, we will calculate adjustments for Vested Gains and Losses using the new index. The performance of the new Index may not be as good as the performance of the old Index. As a result, funds allocated to an Indexed Strategy may earn a return that is lower than the return they would have earned if there had been no replacement.

Involuntary Termination of Contract	If your Account Value falls below the minimum value of $5,000 for any reason, we may terminate your Contract. For example, we may terminate your Contract if a loss on a Growth Strategy causes your Account Value to fall below $5,000.

No Direct Investment in the Market

When you allocate money to an Indexed Strategy that uses the S&P 500 Index, you will not be investing in that Index, or in any stock included in that Index. Index Changes for these Strategies are calculated without taking into account dividends paid on stocks that make up the S&P 500 Index.

When you allocate money to an Indexed Strategy that uses the SPDR Gold Shares ETF, you will not be investing in that exchange-traded fund or in gold.

When you allocate money to an Indexed Strategy that uses the iShares U.S. Real Estate ETF, you will not be investing in that exchange-traded fund, in the securities or other assets that it holds, or in any real estate investment trust.

Because changes in the value of an Indexed Strategy are subject to Maximum Gains and Maximum Losses and may be subject to a Vesting Factor, the performance of an Indexed Strategy may diverge from the performance of the Index.

Market Risk

Money allocated to a Growth Strategy that uses the S&P 500 Index is subject to the risk that the market value of the underlying securities that comprise the S&P 500 Index may decline. You will absorb any such market loss up to the amount of the Maximum Loss of 10%. In addition, any positive change in the Index Value over a Term will be lower than the total return on an investment in the stocks that comprise the S&P 500 Index because the total return will reflect dividend payments on those stocks and the Index Values will not reflect those dividend payments. Because the return on an indexed strategy that uses the S&P 500 Index will be subject to limitations and will be linked to its performance and not the performance of the underlying stocks, your return may be less than that of a direct investment in such stocks.

Money allocated to a Growth Strategy that uses the SPDR Gold Shares ETF is subject to the risk that its share price may decline. You will absorb any such market loss up to the amount of the Maximum Loss of 10%. The share price of the SPDR Gold Shares ETF is tied to the price of gold, which has fluctuated widely over the past several years. The share price may not replicate the performance of gold. In addition, because the return on any indexed strategy that uses the SPDR Gold Shares EFT will be subject to limitations and will be linked to the performance of the SPDR Gold Shares ETF and not the performance of the price of gold, your return may be less than that of another investment linked directly to the fund’s performance or the price of gold.

Money allocated to a Growth Strategy that uses the iShares U.S. Real Estate ETF is subject to the risk that its share price may decline. You will absorb any such market loss up to the amount of the Maximum Loss of 10%. The share price of the iShares U.S. Real Estate ETF is tied to the performance of the real estate sector, which is highly sensitive to general and local economic conditions and developments, characterized by intense competition and periodic overbuilding, and subject to risks associated with leverage. The share price may not replicate the performance of the fund, its underlying index, or the components of that index. In addition, because the return on any indexed strategy that uses the iShares U.S. Real Estate EFT will be subject to limitations and will be linked to the performance of the iShares U.S. Real Estate EFT and not the performance of its underlying index or the components of that index, your return may be less than that of another investment linked directly to the performance of the fund, its underlying index, or a direct investment in such components.

The historical performance of an Index does not guarantee future results.
Regulatory Risk

Great American Life is not an investment company and is not registered as an investment company under the Investment Company Act of 1940. The protections provided to investors by that Act are not applicable to the Contract.

Reliance on Our Claims-Paying Ability

No company other than Great American Life has any legal responsibility to pay amounts owed under the Contract. You should look to the financial strength of Great American Life for its claims-paying ability.

Various factors, such as those listed below, could materially affect our business, financial condition, cash flows or future results and, in turn, our financial strength and claims-paying ability. A more complete discussion of these factors appears on pages xx-xx.

	•	Adverse developments in financial markets and deterioration in global economic conditions
	•	Changes in interest rates
	•	Intense competition
	•	Inability to attract and retain independent agents
	•	Inability to obtain reinsurance or to collect on ceded reinsurance
	•	Regulatory restrictions
	•	Failure to maintain a commercially acceptable financial strength rating
	•	Difficulties with technology or data security
	•	Variations from the actuarial assumptions used to establish certain assets and liabilities in our annuity business

Purchase

You may purchase a Contract only through a registered representative of a broker-dealer that has a selling agreement with our affiliated underwriter, Great American Advisors, Inc.

Any Owner or Annuitant must be age 80 or younger on the Contract Effective Date. To determine eligibility, we will use the person’s age on his/her last birthday. We may make exceptions with respect to the maximum issue age in our discretion.

The Contract is not available in all states. To find out if it is available in the state where you live, ask your registered representative. The Contract may not be available for purchase during certain periods. There are a number of reasons why the Contract periodically may not be available, including that we want to limit the volume of sales of the Contract. You may wish to speak to your registered representative about how this may affect your purchase. For example, in order to purchase the Contract, you may be required to submit your application prior to a specific date. In that case, if there is a delay because your application is incomplete or otherwise not in good order, you might not be able to purchase the Contract. Your broker-dealer may impose conditions on the purchase of the Contract, such as a lower maximum issue age, than we or other selling firms impose. We reserve the right to reject any application in our discretion.

Purchase Payments

The Contract is a modified single premium annuity contract. This means you may make one or more Purchase Payments during the purchase payment period. The purchase payment period begins on the Contract Effective Date. It will end two months after the Contract Effective Date.

We must receive your initial Purchase Payment on or before the Contract Effective Date. We must receive each additional Purchase Payment before the last day of the purchase payment period. We will not accept any Purchase Payment that we receive after the date that the Contract is cancelled or Surrendered or after a death for which a Death Benefit is payable.

The initial Purchase Payment must be at least $25,000. Each additional Purchase Payment must be at least $10,000. You will need our prior approval if you are age 75 or younger and want to make a Purchase Payment(s) of more than $1,000,000; or you are over age 75 and want to make a Purchase Payment(s) of more than $750,000.

We reserve the right to refuse a Purchase Payment made in the form of a personal check in excess of $100,000. We may accept a Purchase Payment over $100,000 made in other forms, such as EFT/wire transfers, or certified checks or other checks written by financial institutions. We will not accept a Purchase Payment made with cash, money orders, or traveler’s checks.

Exchanges, Transfers, or Rollovers

If you own an annuity or tax-qualified account, you may be able to exchange it for an Index Frontier 7 annuity, directly transfer it to an Index Frontier 7 annuity, or roll it over to an Index Frontier 7 annuity without paying taxes. Before you do, compare the benefits, features, and costs of each annuity or account. You may pay an early withdrawal charge under the old annuity or account. You may also pay a sales charge under the new annuity or account, or you may pay an early withdrawal charge if you later take withdrawals from the new annuity or account. Ask your registered representative whether an exchange, transfer, or rollover would be advantageous, based on the features, benefits, and charges of the Index Frontier 7 annuity.

If you purchase your Contract with an exchange, transfer, or rollover, a delay in processing the exchange, transfer, or rollover may delay the issuance of your new Contract or prevent the application of additional Purchase Payments to your existing Contract.

Application of Purchase Payments

Each Purchase Payment will be held in the Purchase Payment Account until it is applied to a Crediting Strategy on a Strategy Application Date. On each Strategy Application Date, we will apply the then current balance of the Purchase Payment Account to the Crediting Strategies you selected.

In certain states, we are required to give back your Purchase Payment(s) if you decide to cancel your Contract during the free look period. If we are required by law to refund your Purchase Payment(s), we reserve the right to hold your Purchase Payment(s) in the Purchase Payment Account until the first Strategy Application Date on or after the end of the free look period.

We will credit interest daily on amounts held in the Purchase Payment Account at the annual effective rate set out in your Contract. This rate will be at least 1%.

Purchase Payment Account Value

On any day, the value of the Purchase Payment Account is equal to:

•	Purchase Payments received by us plus interest earned daily; minus

•	the premium tax or other tax that may apply to the Purchase Payments; and minus

•	each withdrawal and related Early Withdrawal Charge taken from the Purchase Payment Account since the last Strategy Application Date.

Initial Strategy Selections

You make your initial selection of Crediting Strategies in your purchase application. Your initial selection is set out on your Contract Specifications Page.

Your initial selection will also apply to each subsequent Purchase Payment. If you wish to change your selection for a specific Purchase Payment, we must receive your Request in Good Order with the Crediting Strategies you selected for that Purchase Payment before the Strategy Application Date that applies to that Purchase Payment.

When you select a Crediting Strategy, you must also indicate the percentage of the Purchase Payment that you wish to allocate to that Crediting Strategy. All allocations must be in whole percentages that total 100%. We reserve the right to round amounts up or down to make whole percentages, and to reduce or increase amounts proportionally in order to total 100%.

Currently there are no limitations on the amounts that may be applied to a Crediting Strategy.

We may establish minimum and maximum amounts or percentages that may be applied to a given Crediting Strategy for any future Term in our discretion. We will notify you of any such minimum or maximum. We may limit the availability of a Strategy for a Term that would extend beyond the Annuity Payout Initiation Date. All Strategies may not be available in all states.

Declared Rate Strategy

The Declared Rate Strategy earns interest at a fixed rate with annual compounding. Interest will be credited daily to amounts held under the Declared Rate Strategy.

We will set the Declared Rate for a Term before that Term starts. It is guaranteed for the entire Term.

We may set a different Declared Rate for each subsequent Term. For a Term, different rates may apply with respect to amounts attributable to Purchase Payments received on different dates. We will notify you of the Declared Rate for a Term at least 30 days before that Term begins.

In any event, the Declared Rate for a Term will never be less than the guaranteed minimum interest rate set out in the Declared Rate Strategy endorsement included in your Contract. This rate will be at least 1% per year.

Term

Each Term of the Declared Rate Strategy is one year long and will start and end on a Strategy Application Date. A new Term will start at the end of the preceding Term.

If you make only one Purchase Payment or you make all of your Purchase Payments before the initial Strategy Application Date, then each Term of the Declared Rate Strategy will end on the same date in any given year. If you make a Purchase Payment after the initial Strategy Application Date, then your Purchase Payments will be applied to the Crediting Strategies on different Strategy Application Dates. In this case, the Declared Rate Strategy will have Terms that end on different dates in any given year.

Examples. These examples show how a Contract with multiple Purchase Payments may have Terms that end on different dates.

•	You make your initial Purchase Payment on March 10 and another Purchase Payment on March 17. You allocate both payments to the Declared Rate Strategy and both payments are applied on March 20. Each Term of the Declared Rate Strategy will start and end on March 20.

•	You make your initial Purchase Payment on May 2 and another Purchase Payment on June 14. You allocate both payments to the Declared Rate Strategy. Your initial Purchase Payment is applied on May 6 and the other Purchase Payment is applied on June 20. The Declared Rate Strategy will have Terms that start and end on May 6 and other Terms that start and end on June 20.

Declared Rate Strategy Value

The value of the Declared Rate Strategy is equal to:

•	the amounts applied to the Strategy at the start of the current Term; minus

•	each withdrawal and related Early Withdrawal Charge taken from the Strategy during the current Term; plus

•	interest that we have credited on the balances in the Strategy for the current Term.

Indexed Strategies

The Indexed Strategies provide returns that are based, in part, upon changes in an Index Value. The Indexed Strategies do not earn interest at a fixed rate. Unlike a traditional variable annuity, the values of the Indexed Strategies are not based on the investment performance of underlying portfolios.

Each Indexed Strategy has a Maximum Gain and a Maximum Loss for each Term.

•	We will set a new Maximum Gain for each Indexed Strategy prior to the start of each Term. In general, the Maximum Gain for a Growth Strategy will be higher than the Maximum Gain for the corresponding Conserve Strategy.

•	The Maximum Loss for each Term of a Conserve Strategy is 0%. The Maximum Loss for each Term of a Growth Strategy is a loss of 10%.

Changes in the value of an Indexed Strategy reflect the change in the applicable Index Value since the start of the applicable Term, the Maximum Gain we set for that Indexed Strategy for that Term, the applicable Vesting Factor, and the Maximum Loss for that Indexed Strategy. If an Indexed Strategy has a Maximum Loss of 10%, then each Term it is possible for you to lose a portion of your Purchase Payment(s) and any earnings allocated to that Indexed Strategy.

See Vested Gains and Losses section below for additional details.

The Indexed Strategies that are currently available are listed below. You may allocate your funds to any of the Indexed Strategies, subject to the procedures disclosed in this prospectus.

Conserve Strategies	Index	Maximum Loss of 0%
S&P 500 Conserve	S&P 500® Index	If you allocate money at the start of a Term to a Conserve Strategy, you cannot lose that money during the Term due to a negative change in the Index.
SPDR Gold Shares Conserve	SPDR® Gold Shares ETF
iShares U.S. Real Estate Conserve	iShares U.S. Real Estate ETF

Growth Strategies	Index	Maximum Loss of 10%
S&P 500 Growth	S&P 500® Index	If you allocate money at the start of a Term to a Growth Strategy, you can lose up to 10% of that money during the Term due to a negative change in the Index.
SPDR Gold Shares Growth	SPDR® Gold Shares ETF
iShares U.S. Real Estate Growth	iShares U.S. Real Estate ETF

An Early Withdrawal Charge may apply if you take a withdrawal during the first seven Contract Years. That charge will reduce Strategy values, including the value of a Conserve Strategy.

Term

Each Term of an Indexed Strategy is one year long and will start and end on a Strategy Application Date. A new Term will start at the end of the preceding Term.

If you make only one Purchase Payment or you make all of your Purchase Payments before the initial Strategy Application Date, then each Term of each Indexed Strategy will end on the same date in any given year. If you make a Purchase Payment after the initial Strategy Application Date, then your Purchase Payments will be applied to the Crediting Strategies on different Strategy Application Dates. In this case, an Indexed Strategy may have Terms that end on different dates in any given year.

Examples. These examples show how a Contract with multiple Purchase Payments may have Terms that end on different dates.

•	You make your initial Purchase Payment on March 10 and another Purchase Payment on March 17. You allocate both payments to the same Indexed Strategy and both payments are applied on March 20. Each Term of that Indexed Strategy will start and end on March 20.

•	You make your initial Purchase Payment on May 2 and another Purchase Payment on June 14. You allocate both payments to the same Indexed Strategy. Your initial Purchase Payment is applied on May 6 and the other Purchase Payment is applied on June 20. That Indexed Strategy will have Terms that start and end on May 6 and other Terms that start and end on June 20.

Indexed Strategy Value

The value of an Indexed Strategy is equal to:

•	the Investment Base for that Term, which is the amount applied to the Strategy at the start of the current Term; minus

•	the portion of that Investment Base that is taken from the Strategy to pay for each withdrawal and related Early Withdrawal Charge during the current Term; and plus or minus

•	the Vested Gain or Loss for that Term on the remaining portion of the Investment Base.

The portion of the Investment Base that is taken from an Indexed Strategy to pay for a withdrawal or charge is the amount that, when Vested Gain or Loss is included, equals the withdrawal or charge.

•	If there is a Vested Gain, then the portion of the Investment Base taken will be less than the withdrawal or charge.

•	If there is a Vested Loss, then the portion of the Investment Base taken will be greater than the withdrawal or charge.

•	A withdrawal or charge will reduce the value of an Indexed Strategy by an amount equal to the withdrawal or charge.

•	But the reduction in the Investment Base to pay for a withdrawal or charge is proportional to the reduction in the value of the Indexed Strategy due to the withdrawal or charge.

Here are the formulas that we use to calculate a proportional reduction in the Investment Base and the remaining Investment Base.

Percentage reduction in Strategy value = withdrawal / Strategy value immediately before the withdrawal

Proportionate reduction in Investment Base = Investment Base immediately before the withdrawal x percentage reduction in Strategy value

Remaining Investment Base = Investment Base immediately before the withdrawal - reduction in Investment Base

Examples. You allocate $5,000 to an Indexed Strategy at the start of a Term. This means the Investment Base for the Term is $5,000. You take a $1,000 withdrawal and no Early Withdrawal Charge applies to the withdrawal.

Assume at the time of your withdrawal that you have a Vested Gain of 5%.

•	The Vested Gain is equal to $250 ($5,000 x 0.05).

•	The Strategy value on the withdrawal date is $5,250 ($5,000 + $250).

•	The withdrawal reduces the Strategy value by $1,000.

•	The Strategy value after the withdrawal is $4,250 ($5,250 - $1,000).

•	The percentage reduction in the Strategy value is 19.05% ($1,000 / $5,250).

•	The proportionate reduction in the Investment Base is $952 ($5,000 x 0.1905).

•	The remaining Investment Base is $4,048 ($5,000 - $952).

•	Due to the Vested Gain, the proportionate reduction in the Investment Base ($952) is less than the withdrawal ($1,000). This means, after the withdrawal, the Investment Base is $4,048 rather than $4,000.

Assume at the time of your withdrawal that you have a Vested Loss of 10%.

•	The Vested Loss is equal to $500 ($5,000 x 0.10).

•	The Strategy value on the withdrawal date is $4,500 ($5,000 - $500).

•	The withdrawal reduces the Strategy value by $1,000.

•	The Strategy value after the withdrawal is $3,500 ($4,500 - $1,000).

•	The percentage reduction in the Strategy value is 22.22% ($1,000 / $4,500).

•	The proportionate reduction in the Investment Base is $1,111 ($5,000 x 0.2222).

•	The remaining Investment Base is $3,889 ($5,000 - $1,111).

•	Due to the Vested Loss, the proportionate reduction in the Investment Base ($1,111) is greater than the withdrawal ($1,000). This means, after the withdrawal, the Investment Base is $3,889 rather than $4,000.

Vested Gains and Losses Overview

Each day of a Term, the value of an Indexed Strategy includes the Vested Gain or Loss, if any, since the start of that Term. Vested Gain or Loss is calculated on the remaining Investment Base for that Term.

Here is the formula that we use to calculate the amount of the Vested Gain or Loss.

Amount of Vested Gain or Loss = remaining Investment Base x Vested Gain or Loss percentage

Example. At the beginning of a Term, your entire Account Value of $100,000 is allocated to a Growth Strategy. You do not take any withdrawals during that Term. You Surrender your Contract at the end of that Term. For this example, we assume that no Early Withdrawal Charge applies when you Surrender your Contract.

•	If the Vested Gain is 4%, then the Strategy value includes a $4,000 Vested Gain ($100,000 x 0.04). The amount payable upon Surrender will be $104,000 ($100,000 + $4,000).

•	If the Vested Loss is 3%, then the Strategy value includes a $3,000 Vested Loss ($100,000 x 0.03). The amount payable upon Surrender will be $97,000 ($100,000 - $3,000).

Index Change. Before we can calculate the Vested Gain or Loss since the start of a Term, we must determine the Index Change since the start of that Term. The Index Change is the increase or decrease in the applicable Index Value. This increase or decrease is expressed as a percentage of the applicable Index Value at the start of that Term. It is measured from the Index Value at the start of that Term to the Index Value at the last Market Close on or before the date the Index Change is determined.

Example. The Index Value was 1000 at the start of a Term.

•	If the Index Value at the applicable Market Close is 1065, then there is a positive Index Change of 6.5% ((1065 - 1000) / 1000).

•	If the Index Value at the applicable Market Close is 925, then there is a negative Index Change of 7.5% ((925 - 1000) / 1000).

Indexes. The S&P 500® Index is designed to reflect the large-cap sector of the U.S. equity market and, due to its composition, it also represent the U.S. equity market in general. It includes 500 leading companies and captures approximately 80% coverage of available market capitalization. The S&P 500 Index does not include dividends declared by any of the companies in this index. Consequently, any positive change in the Index Value over a Term will be lower than the total return on a direct investment in the stocks that comprise the S&P 500 Index. The S&P 500 Index is a product of S&P Dow Jones Indices LLC. For more information, visit www.US.SPIndices.com.

The SPDR Gold Shares represent units of beneficial interest in, and ownership of, the SPDR Gold Trust, an exchange traded fund that holds gold bullion. The investment objective of the trust is for the shares to reflect the performance of the price of gold bullion, less the trust’s expenses. The shares are designed to mirror as closely as possible the price of gold, and the value of the shares relates directly to the value of the gold held by the trust, less its liabilities. The price of gold has fluctuated widely over the past several years and the shares have experienced significant price fluctuations. The value of the gold held by the trust is determined using the London Bullion Market Association (LBMA) Gold Price PM. The Gold Shares trade on the NYSE Arca under the symbol GLD. For more information, visit www.spdrgoldshares.com.

The iShares U.S. Real Estate ETF is an exchange traded fund that seeks to track the investment performance of the Dow Jones U.S. Real Estate Index. This underlying index measures the performance of the real estate sector in the U.S. equity market. A significant portion of the underlying index is represented by real estate investment trusts (REITs), but the components are likely to change over time. The fund’s adviser uses an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the underlying index. The fund is subject to certain risks including the risk that it may not replicate the performance of the underlying index and those risks associated with concentrated investment in REITS. The fund’s performance will be reduced by its expenses and fees. The fund’s shares trade on the NYSE Arca under the symbol IYR. For more information, visit www.iShares.com and search ticker symbol IYR.

Index Values. Index Values are determined at each Market Close. An Index Value at the start of a Term is its value at the last Market Close on or before the first day of that Term. An Index Value at the end of a Term is its value at the Market Close on the last Market Day of that Term. We will use consistent sources to obtain the closing values of an Index. We currently obtain the closing values for the S&P 500 Index and the SPDR Gold Shares ETF from S&P Dow Jones Indices LLC and the closing values for the iShares U.S. Real Estate ETF from BlackRock, Inc. If those sources are no longer available, we will select an alternative published source(s) to obtain such values.

Market Close. A Market Close is the close of the regular or core trading session on the market used to measure an Index Change for a give Indexed Strategy.

Market Day. A Market Day is each day that all markets that are used to measure Index Changes for available Indexes Strategies are open for regular trading.

Vested Gain

The Vested Gain is the portion of any positive Index Change that is taken into account when determining the value of an Indexed Strategy. Here is the formula that we use to calculate a Vested Gain for any day of a Term.

Vested Gain = any positive Index Change since the start of the current Term (but not exceeding the Maximum Gain set for the Term) x applicable Vesting Factor for that day x remaining Investment Base for the current Term

Maximum Gain. The Maximum Gain for an Indexed Strategy is the largest positive Index Change for a Term that is taken into account to determine the Vested Gain for that Indexed Strategy for that Term. For example, if the Maximum Gain for a Term is 5% and the Index Change at the end of that Term is positive 8%, then the Vested Gain for that Term is 5%.

•	The Maximum Gain will vary between Indexed Strategies.

•	The Maximum Gain for a given Indexed Strategy will vary between Terms.

•	We guarantee that the Maximum Gain for a Term of an Indexed Strategy will never be less than 1%.

•	Your return on an Indexed Strategy may be less than the Maximum Gain.

We set the Maximum Gain for each Indexed Strategy based on the cost of hedging, interest rates, and other market factors. In general, the Maximum Gain we set for a Growth Strategy will be higher than the Maximum Gain we set for the corresponding Conserve Strategy.

For information about the current Maximum Gain for each Indexed Strategy offered for new Contracts, please contact your registered representative. Once your Contract is effective, we will send you a written notice at least 30 days before the end of each Term with information about the Indexed Strategies that will be available for the next Term and the Maximum Gain that will apply to each such Indexed Strategy for the next Term.

Because we can change the Maximum Gain that applies to an Indexed Strategy, the Contract has a Bailout right that allows you to take a withdrawal without incurring an Early Withdrawal Charge under certain circumstances. See Bailout Right discussion in the Early Withdrawal Charge section below.

Vesting Factor. The Vesting Factor varies depending on the day of the Term for which the Vested Gain is calculated. A Vesting Factor limits the portion of a positive Index Change that is taken into account when calculating the Vested Gain for a given Indexed Strategy for a given Term.

Vesting Factor
Dates within first six months of a Term	25%
Dates within the final six months of a Term but before the final Market Day of that Term	50%
On the final Market Day of a Term	100%

A Market Day is each day that all markets that are used to measure Index Changes for available Indexes Strategies are open for regular trading.

Months are measured from the first day of the Term. For example, if a Term starts on January 20, the final six months of that Term will begin on July 20.

If any date in a Term is after the final Market Day of that Term, then a 100% Vesting Factor applies on that date when Vested Gain for that Term is calculated. For example, if a Term ends on a Monday when the markets are closed due to a holiday, then the final Market Day of that Term is the Friday before that holiday. If an automatic transaction is scheduled for Saturday, then the 100% Vesting Factor applies to that transaction.

Example. Your entire Account Value of $100,000 is allocated to the S&P 500 Growth Strategy, which has a 12% Maximum Gain for the Term. You Surrender your Contract in month 9 of that Term, which means a Vesting Factor of 50% applies. For this example, we assume that you did not take any withdrawals before you Surrender your Contract and no Early Withdrawal Charge applies when you Surrender your Contract. Assume there is a positive Index Change of 15% at the date on which you Surrender your Contract. Because the Index Change exceeds the Maximum Gain, the Maximum Gain applies and limits the Index Change to 12%. As a result, the Vested Gain is 6% (12% x 0.50). The Vested Gain that applies upon Surrender will be $6,000 ($100,000 x 0.06) and the amount payable will be $106,000.

Vested Loss

The Vested Loss is the portion of any negative Index Change that is taken into account when determining the value of an Indexed Strategy. Here is the formula that we use to calculate a Vested Loss for any day of a Term.

Vested Loss = any negative Index Change since the start of the current Term (after taking into account the Maximum Loss for each Term) x remaining Investment Base for the current Term

Maximum Loss. The Maximum Loss for an Indexed Strategy is the most negative Index Change for a Term that is taken into account to determine the Vested Loss for that Indexed Strategy for that Term. For example, if the Maximum Loss for a Term is 10% and the negative Index Change at the end of that Term is 14%, then the Vested Loss for that Term is 10%.

•	The Maximum Loss for each Term of a Conserve Strategy is 0%. This means that the value of a Conserve Strategy will not decrease due to a negative Index Change.

•	The Maximum Loss for each Term of a Growth Strategy is a loss of 10%. This means that the value of a Growth Strategy will not decrease by more than 10% during a Term due to a negative Index Change.

No Vesting Factor. A Vesting Factor does not apply when the Vested Loss is calculated. This means that all of the negative Index Change is taken into account when calculating the Vested Loss for a given Indexed Strategy for a given Term.

Example. Your entire Account Value of $100,000 is allocated to the S&P 500 Growth Strategy, which has a 10% Maximum Loss. You Surrender your Contract before the end of a Term. For this example, we assume that you did not take any withdrawals before you Surrender your Contract and no Early Withdrawal Charge applies when you Surrender your Contract. Assume there is a negative Index Change of 12.5% on the day that you Surrender your Contract. Because the Index Change exceeds the Maximum Loss, the Maximum Loss applies and limits the Index Change to 10%. As a result, the Vested Loss is 10%. The Vested Loss that applies upon Surrender will be $10,000 ($100,000 x 0.10 = $10,000) and the amount payable will be $90,000.

Effect of Vested Gains and Losses

Here is a summary of the effect of Vested Gains and Losses in various situations.

Vested Gain	A Vested Gain increases the Indexed Strategy value.	If you take a withdrawal, the Investment Base will be reduced by less than the actual amount of the withdrawal and any charge because of the Vested Gain.

Vested Loss	A Vested Loss reduces the Indexed Strategy value.	If you take a withdrawal, the Investment Base will be reduced by more than the actual amount of the withdrawal and any charge because of the Vested Loss.

Additional Information	Any change in an Indexed Strategy value will affect the Account Value, which is used to determine the Surrender Value, the Annuity Payout Value and the Death Benefit Value.	If you take a withdrawal, you will receive the amount you requested and the Indexed Strategy value will be reduced by the amount of the withdrawal and the related Early Withdrawal Charge.

Examples - Impact of Withdrawals on Indexed Strategy Values

These examples are intended to show you how a withdrawal from an Indexed Strategy before the end of the Term affects the Indexed Strategy values and Vested Gains and Losses at the end of the Term. These examples assume that you allocate your entire $50,000 Purchase Payment to the S&P 500 Growth Strategy. To simplify the examples, we assume that the stated withdrawal amounts include applicable Early Withdrawal Charges.

Example A: Withdrawal When Index Rising Steadily

Impact of $10,000 Withdrawal in Month 4 of Term
Investment Base at Term Start	$50,000
Index Value at Term Start	1000
Index Value at Date of Withdrawal	1040
Positive Index Change	(1040 - 1000) / 1000 = 4%
Maximum Gain	Gain of 12%
Positive Index Change Limited by Maximum Gain	4%
Vesting Factor in Month 4	25%
Vested Gain as a Percentage	4% x 25% = 1% Vested Gain
Vested Gain in Dollars	$50,000 x 1% = $500 Vested Gain
Strategy Value before Withdrawal	$50,000 + $500 = $50,500
Percentage Reduction in Strategy Value	$10,000 / $50,500 = 19.80%
Proportional Reduction in Investment Base	$50,000 x .1980 = $9,901
Remaining Investment Base after Withdrawal	$50,000 - $9,901 = $40,099

Value at End of Term
Remaining Investment Base after Withdrawal	$40,099
Index Value at Term Start	1000
Index Value at Term End	1130
Positive Index Change	(1130 - 1000) / 1000 = 13%
Maximum Gain	Gain of 12%
Positive Index Change Limited by Maximum Gain	12%
Vesting Factor at Term End	100%
Vested Gain as a Percentage	12% x 100% = 12% Vested Gain
Vested Gain in Dollars	$40,099 x 12% = $4,812 Vested Gain
Strategy Value at Term End	$40,099 + $4,812 = $44,911

In this example, the amount you realized on your $50,000 investment at the end of the Term is $54,911 ($10,000 withdrawal plus the $44,911 Strategy value at the end of the Term).

Had no withdrawal occurred, your Strategy value at the end of the Term would have been $56,000 ($50,000 investment base plus $6,000 gain ($50,000 x 12%)).

This hypothetical Strategy value of $56,000 exceeds the amount realized of $54,911 because:

•	the gain at the time of the withdrawal caused the reduction in the investment base to be less than the actual amount withdrawn ($10,000 - $9,901 = $99); and

•	the subsequent gain at the term end was calculated on a smaller investment base, which caused that gain to be smaller than the hypothetical gain ($4,812 - $6,000 = -$1,188).

The result ($99 - $1,188 = -$1,089) is equal to the difference between the hypothetical Strategy value and the amount realized ($56,000 - $1,089 = $54,911).

Example B: Withdrawal When Index Falls and Then Rises

Impact of $10,000 Withdrawal in Month 4 of Term
Investment Base at Term Start	$50,000
Index Value at Term Start	1000
Index Value at Date of Withdrawal	880
Negative Index Change	(880 - 1000) / 1000 = -12%
Maximum Loss	Loss of 10%
Negative Index Change Limited by Maximum Loss	-10%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss
Vested Loss in Dollars	$50,000 x 10% = $5,000 Vested Loss
Strategy Value before Withdrawal	$50,000 - $5,000 = $45,000
Percentage Reduction in Strategy Value	$10,000 / $45,000 = 22.22%
Proportional Reduction in Investment Base	$50,000 x 22.22% = $11,111
Remaining Investment Base after Withdrawal	$50,000 - $11,111 = $38,889

Value at End of Term
Remaining Investment Base after Withdrawal	$38,889
Index Value at Term Start	1000
Index Value at Term End	1130
Positive Index Change	(1130 - 1000) / 1000 = 13%
Maximum Gain	Gain of 12%
Positive Index Change Limited by Maximum Gain	12%
Vesting Factor at Term End	100%
Vested Gain as a Percentage	12% x 100% = 12% Vested Gain
Vested Gain in Dollars	$38,889 x 12% = $4,667 Vested Gain
Strategy Value at Term End	$38,889 + $4,667 = $43,556

In this example, the amount you realized on your $50,000 investment at the end of the Term is $53,556 ($10,000 withdrawal plus the $43,556 Strategy value at the end of the Term).

Had no withdrawal occurred, your Strategy value at the end of the Term would have been $56,000 ($50,000 investment base plus $6,000 gain ($50,000 x 12%)).

This hypothetical Strategy value of $56,000 exceeds the amount realized of $53,556 because:

•	the loss at the time of the withdrawal caused the reduction in the investment base to be greater than the actual amount withdrawn ($10,000 - $11,111 = -$1,111); and

•	the subsequent gain at the term end was calculated on a smaller investment base, which caused that gain to be smaller than the hypothetical gain ($4,667 - $6,000 = -$1,333).

The result (-$1,111 + -$1,333 = -$2,444) is equal to the difference between the hypothetical Strategy value and the amount realized ($56,000 - $2,444 = $53,556).

Example C: Withdrawal When Index Falling Steadily

Impact of $10,000 Withdrawal in Month 4 of Term
Investment Base at Term Start	$50,000
Index Value at Term Start	1000
Index Value at Date of Withdrawal	980
Negative Index Change	(980 - 1000) / 1000 = -2%
Maximum Loss	Loss of 10%
Negative Index Change Limited by Maximum Loss	-2%
Vested Loss as a Percentage	-2% x 100% = 2% Vested Loss
Vested Loss in Dollars	$50,000 x 2% = $1,000 Vested Loss
Strategy Value before Withdrawal	$50,000 - $1,000 = $49,000
Percentage Reduction in Strategy Value	$10,000 / $49,000 = 20.41%
Proportional Reduction in Investment Base	$50,000 x .2041 = $10,204
Remaining Investment Base after Withdrawal	$50,000 - $10,204 = $39,796

Value at End of Term
Remaining Investment Base after Withdrawal	$39,796
Index Value at Term Start	1000
Index Value at Term End	860
Negative Index Change	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%
Negative Index Change Limited by Maximum Loss	-10%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss
Vested Loss in Dollars	$39,796 x 10% = $3,980 Vested Loss
Strategy Value at Term End	$39,796 - $3,980 = $35,816

In this example, the amount you realized on your $50,000 investment at the end of the Term is $45,816 ($10,000 withdrawal plus the $35,816 Strategy value at the end of the Term).

Had no withdrawal occurred, your Strategy value at the end of the Term would have been $45,000 ($50,000 investment base minus $5,000 loss ($50,000 x -10%)).

The amount realized of $45,816 exceeds this hypothetical Strategy value of $45,000 because:

•	the loss at the time of the withdrawal caused the reduction in the investment base to be greater than the actual amount withdrawn ($10,000 - $10,204 = -$204); and

•	the subsequent loss at the term end was calculated on a smaller investment base, which caused that loss to be smaller than the hypothetical loss ($5,000 - $3,890 = $1,020).

The result ($1,020 - $204 = $816) is equal to the difference between the amount realized and the hypothetical Strategy value ($45,816 - $816 = $45,000).

Example D: Withdrawal When Index Rises and Then Falls

Impact of $10,000 Withdrawal in Month 4 of Term
Investment Base at Term Start	$50,000
Index Value at Term Start	1000
Index Value at Date of Withdrawal	1080
Positive Index Change	(1080 - 1000) / 1000 = 8%
Maximum Gain	Gain of 12%
Positive Index Change Limited by Maximum Gain	8%
Vesting Factor in Month 4	25%
Vested Gain as a Percentage	8% x 25% = 2% Vested Gain
Vested Gain in Dollars	$50,000 x 2% = $1,000 Vested Gain
Strategy Value before Withdrawal	$50,000 + $1,000 = $51,000
Percentage Reduction in Strategy Value	$10,000 / $51,000 = 19.61%
Proportional Reduction in Investment Base	$50,000 x .1961 = $9,805
Remaining Investment Base after Withdrawal	$50,000 - $9,805 = $40,195

Value at End of Term
Remaining Investment Base after Withdrawal	$40,195
Index Value at Term Start	1000
Index Value at Term End	860
Negative Index Change	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%
Negative Index Change Limited by Maximum Loss	-10%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss
Vested Loss in Dollars	$40,195 x 10% = $4,020 Vested Loss
Strategy Value at Term End	$40,195 - $4,020 = $36,175

In this example, the amount you realized on your $50,000 investment at the end of the Term is $46,175 ($10,000 withdrawal plus the $36,175 Strategy value at the end of the Term).

Had no withdrawal occurred, your Strategy value at the end of the Term would have been $45,000 ($50,000 investment base minus $5,000 loss ($50,000 x -10%)).

The amount realized of $46,175 exceeds this hypothetical Strategy value of $45,000 because:

•	the gain at the time of the withdrawal caused the reduction in the investment base to be less than the actual amount withdrawn ($10,000 - $9,805 = $195); and

•	the subsequent loss at the term end was calculated on a smaller investment base, which caused that loss to be smaller than the hypothetical loss ($5,000 - $4,020 = $980).

The result ($195 + $980 = $1,175) is equal to the difference between the amount realized and the hypothetical Strategy value ($46,175 - $1,175 = $45,000).

Example E: Multiple Withdrawals in a Volatile Market

Impact of $2,500 Withdrawal in Month 4 of Term
Investment Base at Term Start	$50,000
Index Value at Term Start	1000
Index Value at Date of Withdrawal	1040
Positive Index Change	(1040 - 1000) / 1000 = 4%
Maximum Gain	Gain of 12%
Positive Index Change Limited by Maximum Gain	4%
Vesting Factor in Month 4	25%
Vested Gain as a Percentage	4% x 25% = 1% Vested Gain
Vested Gain in Dollars	$50,000 x 1% = $500 Vested Gain
Strategy Value before Withdrawal	$50,000 + $500 = $50,500
Percentage Reduction in Strategy Value	$2,500 / $50,500 = 4.95%
Proportional Reduction in Investment Base	$50,000 x .0495 = $2,475
Remaining Investment Base after Month 4 Withdrawal	$50,000 - $2,475 = $47,525

Impact of $3,500 Withdrawal in Month 6 of Term
Remaining Investment Base after Month 4 Withdrawal	$47,525
Index Value at Term Start	1000
Index Value at Date of Withdrawal	970
Negative Index Change	(970 - 1000) / 1000 = -3%
Maximum Loss	Loss of 10%
Negative Index Change Limited by Maximum Loss	-3%
Vested Loss as Percentage	-3% x 100% = 3% Vested Loss
Vested Loss in Dollars	$47,525 x 3% = $1,426 Vested Loss
Strategy Value before Withdrawal	$47,525 - $1,426 = $46,099
Percentage Reduction in Strategy Value	$3,500 / $46,099 = 7.59%
Proportional Reduction in Investment Base	$47,525 x .0759 = $3,607
Remaining Investment Base after Month 6 Withdrawal	$47,525 - $3,607 = $43,918

Impact of $4,000 Withdrawal in Month 8 of Term
Remaining Investment Base after Month 6 Withdrawal	$43,918
Index Value at Term Start	1000
Index Value at Date of Withdrawal	1150
Positive Index Change	(1150 - 1000) / 1000 = 15%
Maximum Gain	Gain of 12%
Positive Index Change Limited by Maximum Gain	12%
Vesting Factor in Month 8	50%
Vested Gain as a Percentage	12% x 50% = 6% Vested Gain
Vested Gain in Dollars	$43,918 x 6% = $2,635 Vested Gain
Strategy Value before Withdrawal	$43,918 + $2,635 = $46,553
Percentage Reduction in Strategy Value	$4,000 / $46,553 = 8.59%
Proportional Reduction in Investment Base	$43,918 x .0859 = $3,773
Remaining Investment Base after Month 8 Withdrawal	$43,918 - $3,773 = $40,145

Value at End of Term
Remaining Investment Base after Month 8 Withdrawal	$40,145
Index Value at Term Start	1000
Index Value at Term End	860
Negative Index Change	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%
Negative Index Change Limited by Maximum Loss	-10%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss
Vested Loss in Dollars	$40,145 x 10% = $4,015 Vested Loss
Strategy Value at Term End	$40,145 - $4,015 = $36,130

In this example, the amount you realized on your $50,000 investment at the end of the Term is $46,130 ($10,000 total withdrawal plus the $36,130 Strategy value at the end of the Term).

Had no withdrawal occurred, your Strategy value at the end of the Term would have been $45,000 ($50,000 investment base minus $5,000 loss ($50,000 x -10%)).

The amount realized of $46,130 exceeds this hypothetical Strategy value of $45,000 because:

•	the gains at the time of the $2,500 and $4,000 withdrawals caused the reductions in the investment base to be less than the actual amounts withdrawn ($2,500 - $2,475 = $25 and $4,000 - $3,773 = $227);

•	the loss at the time of the $3,500 withdrawal caused the reduction in the investment base to be greater than the actual amount withdrawn ($3,500 - $3,607 = -$107); and

•	the subsequent loss at the term end was calculated on a smaller investment base, which caused that loss to be less than the hypothetical loss ($5,000 - $4,015 = $985).

The result ($25 + $227 - $107 + $985 = $1,130) is equal to the difference between the amount realized and the hypothetical Strategy value ($46,130 - $1,130 = $45,000).

Strategy Renewals and Reallocations at Term End

Renewals

At the end of each Term of a given Crediting Strategy, we will apply the ending value of that Strategy to a new Term of that same Strategy. The amount applied to a new Term of the same Strategy will not include any amount that is moved to a different Strategy as part of a reallocation at the Term end.

Reallocations

At the end of a Term, you may reallocate the ending values of the Crediting Strategies for that Term among the available Strategies. You can only reallocate amounts from one Crediting Strategy to another at the end of the Term for which such amount is being held. You cannot make a reallocation at any other time.

We will send you written notice at least 30 days before the end of a Term to provide you with the opportunity to make a reallocation. We must receive your Request in Good Order for a reallocation on or before the last day of the Term. For example, if the end of a Term falls on a weekend, we must receive your request on the last Market Day before that weekend.

Limitations

Reallocations must be in whole percentages that total 100%. We reserve the right to round amounts up or down to make whole percentages, and to reduce or increase amounts proportionally in order to total 100%.

Any renewal or reallocation will be subject to Strategy availability, minimums and maximums. Currently there are no limitations on the amounts that may be applied to a Crediting Strategy. We may establish minimum and maximum amounts or percentages that may be applied to a given Crediting Strategy for any future Term in our discretion. We will notify you of any such minimum or maximum.

The new Term of each Strategy is subject to the Declared Rate or Maximum Gain in effect for that Strategy for that new Term. For example, the Declared Rate for a new Term of the Declared Rate Strategy may be different than the Declared Rate for the Term that is ending. Likewise, the Maximum Gain for an Indexed Strategy for a new Term may be different than the Maximum Gain for that Indexed Strategy for the Term that is ending.

Availability of Strategies

At the end of a Term, we may eliminate a particular Strategy in our discretion. We will send you a written notice at least 30 days before the end of each Term with information about the Strategies that will be available for the next Term and the Declared Rate and the Maximum Gains that will apply.

We are not obligated to offer the Declared Rate Strategy or any one particular Indexed Strategy. At the end of a Term, we can add or stop offering any Strategy at our discretion. For example, we could stop offering Growth Strategies after the first seven Contract Years. We may limit the availability of a Strategy for a Term that would extend beyond the Annuity Payout Initiation Date. All Strategies may not be available in all states.

One Indexed Strategy will always be available. If the Declared Rate Strategy is no longer available, then we must offer an Indexed Strategy that has a Maximum Loss of 0%. Unlike a Declared Rate Strategy, no earnings are guaranteed for an Indexed Strategy.

If we add or stop offering a Strategy at the end of a Term, we will send you a notification. If funds are held in a Strategy that will no longer be available after the end of a Term, the funds will remain in that Strategy until the end of that Term.

If you have allocated money to an Indexed Strategy and that Indexed Strategy will not be available for the next Term, then the Bailout right will apply. In this case, you may withdraw money from that Indexed Strategy at the end of the current Term without incurring an Early Withdrawal Charge. If you have allocated money to the Declared Rate Strategy and it will not be available for the next Term, the Bailout right will not apply.

Reallocations to Default Strategies

At the end of a Term, to the extent any amount that cannot be applied to a given Crediting Strategy for the next Term because that Strategy is no longer available or the amount is under the minimum or over the maximum for that Strategy for the new Term, we will reallocate the amount to a default Strategy.

Here are the rules that will apply to reallocations to a default Strategy.

•	We will reallocate to the Declared Rate Strategy.

•	If no Declared Rate Strategy is available, then we will designate an Indexed Strategy that has a Maximum Loss of 0% and we will reallocate to that designated Strategy.

If the amount to be applied exceeds the maximum, then the default reallocation rules will apply only to the excess amount. For example, if the maximum amount for a Crediting Strategy is $50,000 and the amount to be applied is $54,000, then the default reallocation rules will apply only to the excess $4,000.

Cash Benefit

Surrender

You may Surrender your Contract at any time before the earlier of: (1) the Annuity Payout Initiation Date; or (2) a death for which a Death Benefit is payable. The right to Surrender may be restricted if your Contract is purchased under an employer plan subject to IRC Section 401 (pension, profit sharing, and 401(k) plans), IRC Section 403(b) (tax-sheltered annuity plans), or IRC Section 457(b) (governmental deferred compensation plans).

A Surrender must be made by a Request in Good Order. The amount paid upon Surrender is the Surrender Value. If you Surrender your Contract, the Contract terminates.

Withdrawals

You may take a withdrawal from your Contract at any time before the earliest of: (1) the Annuity Payout Initiation Date; (2) a death for which a Death Benefit is payable; or (3) the date that this Contract is Surrendered. The right to withdraw may be restricted if your Contract is purchased under an employer plan subject to IRC Section 401 (pension, profit sharing, and 401(k) plans), IRC Section 403(b) (tax-sheltered annuity plans), or IRC Section 457(b) (governmental deferred compensation plans).

A withdrawal must be made by a Request in Good Order. The amount of any withdrawal must at least $500. If the withdrawal would reduce the Account Value to less than the minimum value of $5,000, we will treat the withdrawal request as a request to withdraw the maximum amount that may be taken without reducing your Account Value to less than $5,000.

We will withdraw funds from your Account Value as of the date on which we receive your Request in Good Order or any later specified effective date. Unless you instruct us otherwise by a Request in Good Order prior to the date of the withdrawal, a withdrawal will be taken in the following order:

•	first proportionally from funds that then qualify for a waiver of the Early Withdrawal Charge pursuant to the Bailout right;

•	then from the Purchase Payment Account;

•	then proportionally from the Declared Rate Strategies until all Declared Rate Strategies are exhausted; and

•	then proportionally from Indexed Strategies.

Effect of Withdrawals

A withdrawal reduces the Account Value, which in turn reduces the amount payable upon Surrender, applied to the Annuity Payout Benefit, or payable as the Death Benefit.

If an Early Withdrawal Charge applies to your withdrawal, you will receive the amount that you requested, and your Account Value will be reduced by the amount you receive plus the amount needed to pay the Early Withdrawal Charge. A withdrawal from an Indexed Strategy other than at the end of a Term also reduces the Investment Base used to calculate the Vested Gain or Loss for the Term. The reduction in the Investment Base for a withdrawal and any related Early Withdrawal Charge is proportional to the reduction in the Account Value. See Vested Gains and Losses section above.

Automatic Withdrawals

You may elect to automatically withdraw money from your Contract under any automatic withdrawal program that we offer. Your Account Value must be at least $10,000 in order to make an automatic withdrawal election. The minimum amount of each automatic withdrawal payment is $100. Automatic withdrawals will be taken from the Purchase Payment Account and Strategies of your Contract in the same order as any other withdrawal.

Subject to the terms and conditions of the automatic withdrawal program, you may begin or discontinue automatic withdrawals at any time. You must give us at least 30 days’ notice to change any automatic withdrawal instructions that are currently in place. Any request to begin, discontinue or change automatic withdrawals must be a Request in Good Order. We reserve the right to discontinue offering automatic withdrawals at any time.

Currently, we do not charge a fee to participate in an automatic withdrawal program. However, we reserve the right to impose an annual fee in such amount as we may then determine to be reasonable for participation in the automatic withdrawal program. If imposed, the fee will not exceed $30 annually.

Before electing an automatic withdrawal, you should consult with a financial advisor. Automatic withdrawals are similar to starting Annuity Payout Benefit payments, but will result in different taxation of payments and potentially a different amount of total payments over the life of your Contract. Automatic withdrawals will reduce the amount available under the Free Withdrawal Allowance described below. Unless a waiver applies, an Early Withdrawal Charge may apply to an automatic withdrawal during the Early Withdrawal Charge period.

Exchanges, Transfers, and Rollovers

An amount paid on a withdrawal or surrender may be paid to or for another annuity or tax-qualified account in a tax-free exchange, transfer, or rollover to the extent allowed by federal tax law.

Example F: Amount Available for a Withdrawal When Index Rises

This example assumes:

•	you allocate your entire $50,000 Purchase Payment to the S&P 500 Growth Strategy;

•	the Contract Effective Date and the Term Start Date are both April 6, 2018;

•	the Maximum Gain for the initial Term of the S&P 500 Growth Strategy is 12%;

•	you request a $10,000 withdrawal on August 1, 2018;

•	you do not take any other withdrawals during the initial Term; and

•	the Term End Date is April 6, 2019.

Term Start Date	April 6, 2018
Strategy Value	$50,000	See Footnote 1 below.
Investment Base	$50,000	See Footnote 1 below.
Maximum Gain for Term	Gain of 12%	See Footnote 2 below.
Index Value	1900
Withdrawal Date	August 1, 2018
Index Value	1976
Positive Index Change	4%	See Footnote 3 below.
Positive Index Change Limited by Maximum Gain	4%	See Footnote 4 below.
Vesting Factor in Month 4	25%	See Footnote 5 below.
Vested Gain as a Percentage	1%	See Footnote 6 below.
Vested Gain	$500	See Footnote 6 below.
Strategy Value before Withdrawal	$50,500	See Footnote 7 below.
Amount of Withdrawal Requested	$10,000
Free Withdrawal Allowance	$5,000	See Footnote 8 below.
Early Withdrawal Charge	$435	See Footnote 9 below.
Total Amount Withdrawn	$10,435	See Footnote 10 below.
Percentage Reduction in Strategy Value	20.66%	See Footnote 11 below.
Proportional Reduction in Investment Base	$10,332	See Footnote 11 below.
Remaining Investment Base after Withdrawal	$39,668	See Footnote 12 below.
Strategy Value after Withdrawal	$40,065	See Footnote 13 below.
Term End Date	April 6, 2019
Index Value	2033
Positive Index Change	7%	See Footnote 14 below.
Positive Index Change Limited by Maximum Gain	7%	See Footnote 15 below.
Vesting Factor at Term End	100%	See Footnote 16 below.
Vested Gain as a Percentage	7%	See Footnote 17 below.
Remaining Investment Base after Withdrawal	$39,668	See Footnote 12 below.
Vested Gain	$2,777	See Footnote 17 below.
Strategy Value at Term End	$42,445	See Footnote 18 below.

Footnote 1. On the Term Start Date, the Strategy value is equal to the amount applied to the Strategy on the Term Start Date. The amount applied on the Term Start Date is also the beginning Investment Base.

Footnote 2. The Maximum Gain is the largest positive Index Change for a Term taken into account to determine the Vested Gain. In this example, the Maximum Gain is 12%, which means it will not affect the calculation of Vested Gain unless the Index goes up more than 12%.

Footnote 3. The Index Change is equal to the percentage change in the Index Value measured from the Term Start Date to the withdrawal date.

Formula	(Index Value on withdrawal date - Index Value on Term Start Date) / Index Value on Term Start Date

Calculation	(1976 - 1900) / 1900 = 4%

Footnote 4. In this example, the Index Change on the withdrawal date is not limited by the Maximum Gain because the Index did not go up more than 12%.

Footnote 5. A Vesting Factor limits the portion of a positive Index Change that is taken into account to determine the Vested Gain. The Vesting Factor for a positive Index Change varies depending on the day of the Term. The Vesting Factor for a positive Index Change on any date within the first six months of a Term is 25%. The Vesting Factor for a positive Index Change on any date within the final six months of a Term (but before the Final Market Day of the Term) is 50%. The Vesting Factor for a positive Index Change on the final Market Day of the Term (or any date after that when the Vested Gain for the Term is calculated) is 100%. In this example, the Vesting Factor is 25% because the withdrawal date is a date within the first six months of the Term.

Footnote 6. When there is a positive Index Change, we use the following formulas to calculate the Vested Gain.

Formula	Index Change limited by Maximum Gain x Vesting Factor = Vested Gain percentage

Calculation	4% x 25% = 1%

Formula	Remaining Investment Base for the current Term x Vested Gain percentage = Vested Gain in dollars

Calculation	$50,000 x 0.01 = $500

Footnote 7. In this example, there is a Vested Gain on the withdrawal date and you have not taken any withdrawals before that date. This means the Strategy value on the withdrawal date is the Investment Base plus the Vested Gain as of that date.

Formula	Investment Base + Vested Gain = Strategy value

Calculation	$50,000 + $500 = $50,500

Footnote 8. The Free Withdrawal Allowance (FWA) for the first Contract Year is 10% of the Purchase Payment. The FWA for each subsequent Contract Year is 10% of the Account Value as of the most recent Contract Anniversary.

Formula	Purchase Payment x 10% = FWA for first Contract Year

Calculation	$50,000 x 0.10 = $5,000

Footnote 9. The Early Withdrawal Charge that would apply to your withdrawal is equal to the amount subject to the charge multiplied by the Early Withdrawal Charge rate (EWC rate). The amount subject to the charge includes the charge itself. The amount subject to the charge does not include the FWA. The EWC rate depends on the Contract Year. In this example, the withdrawal occurs in the first Contract Year, when the EWC rate is 8%. The Early Withdrawal Charge rate declines after each of the first seven Contract Years. There is no Early Withdrawal Charge after Contract Year 7.

Formula	[(Requested withdrawal - FWA) x EWC rate] / (1.00 - EWC rate) = Early Withdrawal Charge

Calculation	[($10,000 - $5,000) x 0.08] / (1.00 - 0.08) = $5,000 x 0.08 / 0.92 = $400 / 0.92 = $435

Footnote 10. When you request a withdrawal, you receive the amount you requested. If an Early Withdrawal Charge applies, we also withdraw an amount equal to the charge. This means that the total amount withdrawn from your annuity is equal to the amount you requested plus the applicable Early Withdrawal Charge.

Formula	Requested withdrawal + Early Withdrawal Charge = total amount withdrawn

Calculation	$10,000 + $435 = $10,435

Footnote 11. When you take a withdrawal, the portion of the Investment Base taken to pay for the withdrawal is proportional to the reduction in the value of the Indexed Strategy due to the withdrawal. If there is a Vested Gain as of the withdrawal date, the reduction in the Investment Base will be less than the total amount withdrawn. This difference occurs because your withdrawal is credited with a proportionate share of the Vested Gain.

Formula	Total amount withdrawn / Strategy value before withdrawal = percentage reduction in Strategy value

Calculation	$10,435 / $50,500 = 20.66%

Formula	Investment Base before withdrawal x percentage reduction in Strategy value = proportional reduction in Investment Base

Calculation	$50,000 x 0.2066 = $10,332

Footnote 12. On the withdrawal date after the withdrawal, the remaining Investment Base is equal to the Investment Base before the withdrawal minus the proportional reduction in the Investment Base for the withdrawal.

Formula	Investment Base before withdrawal - proportional reduction in Investment Base for withdrawal = Investment Base after withdrawal

Calculation	$50,000 - $10,332 = $39,668

Footnote 13. On the withdrawal date, the Strategy value after the withdrawal is equal to Strategy value before the withdrawal minus the total amount withdrawn.

Formula	Strategy value before withdrawal - total amount withdrawn = Strategy value after withdrawal

Calculation	$50,500 - $10,435 = $40,065

Footnote 14. The Index Change on the Term End Date is equal to the percentage change in the Index Value measured from the Term Start Date to the Term End Date.

Formula	(Index Value on Term End Date - Index Value on Term Start Date) / Index Value on Term Start Date

Calculation	(2033 - 1900) / 1900 = 7%

Footnote 15. In this example, the Index Change on the Term End Date is not limited by the Maximum Gain because the Index did not go up more than 12%.

Footnote 16. The Vesting Factor for a positive Index Change on the Term End Date is 100%.

Footnote 17. When there is a positive Index Change, we use the following formulas to calculate the Vested Gain.

Formula	Index Change limited by Maximum Gain x Vesting Factor = Vested Gain percentage

Calculation	7% x 100% = 7%

Footnote 18. In this example, there is a Vested Gain on the Term End Date and you have taken a $10,000 withdrawal during the Term. This means the Strategy value on that date is the remaining Investment Base on the Term End Date plus the Vested Gain as of that date.

Formula	Remaining Investment Base on Term End Date + Vested Gain = Strategy value on Term End Date

Calculation	$39,668 + $2,777 = $42,445

Footnote 19. In this example, there is a Vested Index Gain on the Term End Date and you have taken a $10,000 withdrawal during the Term. This means the Strategy Value on that date is the Investment Base on the Term End Date plus the adjustment for the Vested Index Gain as of that date.

Formula	Investment Base + Vested Index Gain = Strategy Value

Calculation	$39,668 + $2,777 = $42,445

Example G: Amount Available for a Withdrawal When Index Falls

This example assumes:

•	you allocate your entire $50,000 Purchase Payment to the S&P 500 Growth Indexed Strategy;

•	the Contract Effective Date and the Term Start Date are both April 6, 2018;

•	you request a $10,000 withdrawal on August 1, 2018;

•	you do not take any other withdrawals during the initial Term; and

•	the Term End Date is April 6, 2019.

Term Start Date	April 6, 2018
Strategy Value	$50,000	See Footnote 1 below.
Investment Base	$50,000	See Footnote 1 below.
Maximum Loss	Loss of 10%	See Footnote 2 below.
Index Value	1900
Withdrawal Date	August 1, 2018
Index Value	1786
Negative Index Change	-6%	See Footnote 3 below.
Negative Index Change Limited by Maximum Loss	-6%	See Footnote 4 below.
Vested Loss Percentage	-6%	See Footnote 5 below.
Vested Loss	-$3,000	See Footnote 5 below.
Strategy Value before Withdrawal	$47,000	See Footnote 6 below.
Amount of Withdrawal Requested	$10,000
Free Withdrawal Allowance	$5,000	See Footnote 7 below.
Early Withdrawal Charge	$435	See Footnote 8 below.
Total Amount Withdrawn	$10,435	See Footnote 9 below.
Percentage Reduction in Strategy Value	22.2%	See Footnote 10 below.
Proportional Reduction in Investment Base	$11,101	See Footnote 10 below.
Remaining Investment Base after Withdrawal	$38,899	See Footnote 11 below.
Strategy Value after Withdrawal	$36,565	See Footnote 12 below.
Term End Date	April 6, 2019
Index Value	1748
Negative Index Change	-8%	See Footnote 13 below.
Negative Index Change Limited by Maximum Loss	-8%	See Footnote 14 below.
Vested Loss Percentage	-8%	See Footnote 15 below.
Remaining Investment Base	$38,899	See Footnote 11 below.
Vested Loss	-$3,112	See Footnote 15 below.
Strategy Value at Term End	$35,787	See Footnote 16 below.

Footnote 1. On the Term Start Date, the Strategy value is equal to the amount applied to the Strategy on the Term Start Date. The amount applied on the Term Start Date is also the beginning Investment Base.

Footnote 2. The Maximum Loss is the largest negative Index Change for a Term taken into account to determine the Vested Loss. In this example, the Maximum Loss is 10%, which means it will not affect the calculation of Vested Loss unless the Index goes down more than 10%.

Footnote 3. The Index Change is equal to the percentage change in the Index Value measured from the Term Start Date to the withdrawal date.

Formula	(Index Value on withdrawal date - Index Value on Term Start Date) / Index Value on Term Start Date

Calculation	(1786 - 1900) / 1900 = -6%

Footnote 4. In this example, the Index Change on the withdrawal date is not limited by the Maximum Loss because the Index did not go down more than 10%.

Footnote 5. When there is a negative Index Change, we use the following formulas to calculate the Vested Loss.

Formula	Index Change limited by Maximum Loss = Vested Loss percentage

Calculation	-6% = -6%

Formula	Vested Loss percentage x remaining Investment Base for the current Term = Vested Loss in dollars

Calculation	$50,000 x -0.06 = -$3,000

Footnote 6. In this example, there is a Vested Loss on the withdrawal date and you have not taken any withdrawals before that date. This means the Strategy value on the withdrawal date is the Investment Base, minus the Vested Loss as of that date.

Formula	Investment Base - Vested Loss = Strategy value

Calculation	$50,000 - $3,000 = $47,000

Footnote 7. The Free Withdrawal Allowance (FWA) for the first Contract Year is 10% of the Purchase Payment. The FWA for each subsequent Contract Year is 10% of the Account Value as of the most recent Contract Anniversary.

Formula	Purchase Payment x 10% = FWA for first Contract Year

Calculation	$50,000 x 10% = $5,000

Footnote 8. The Early Withdrawal Charge that would apply to your withdrawal is equal to the amount subject to the charge multiplied by the Early Withdrawal Charge rate (EWC rate). The amount subject to the charge includes the charge itself. The amount subject to the charge does not include the FWA. The EWC rate depends on the Contract Year. In this example, the withdrawal occurs in the first Contract Year, when the EWC rate is 8%. The Early Withdrawal Charge rate declines after each of the first seven Contract Years. There is no Early Withdrawal Charge after Contract Year 7.

Formula	[(Requested withdrawal - FWA) x EWC rate] / (1.00 - EWC rate) = Early Withdrawal Charge

Calculation	[($10,000 - $5,000) x 0.08] / (1.00 - 0.08) = $5,000 x 0.08 / 0.92 = $400 / 0.92 = $435

Footnote 9. When you request a withdrawal, you receive the amount you requested. If an Early Withdrawal Charge applies, we also withdraw an amount equal to the charge. This means that the total amount withdrawn from your annuity is equal to the amount you requested plus the applicable Early Withdrawal Charge.

Formula	Requested withdrawal + Early Withdrawal Charge = total amount withdrawn

Calculation	$10,000 + $435 = $10,435

Footnote 10. When you take a withdrawal, the portion of the Investment Base taken to pay for the withdrawal is proportional to the reduction in the value of the Indexed Strategy due to the withdrawal. If there is a Vested Loss as of the withdrawal date, the reduction in the Investment Base will be more than the total amount withdrawn. This difference occurs because your withdrawal is charged with a proportionate share of the Vested Loss.

Formula	total amount withdrawn / Strategy value before withdrawal = percentage reduction in Strategy value

Calculation	$10,435 / $47,000 = 22.20%

Formula	Investment Base before withdrawal x percentage reduction in Strategy value = proportional reduction in Investment Base

Calculation	$50,000 x 0.2220 = $11,101

Footnote 11. On the withdrawal date, the remaining Investment Based after the withdrawal is equal to the Investment Base before the withdrawal minus the proportional reduction in the Investment Base for the withdrawal.

Formula	Investment Base before withdrawal - proportional reduction in Investment Base for withdrawal = Investment Base after withdrawal

Calculation	$50,000 - $11,101 = $38,899

Footnote 12. On the withdrawal date, the Strategy value after the withdrawal is equal to the Strategy value before the withdrawal minus the total amount withdrawn.

Formula	Strategy value before withdrawal - total amount withdrawn = Strategy value after withdrawal

Calculation	$47,000 - $10,435 = $36,565

Footnote 13. The Index Change on the Term End Date is equal to the percentage change in the Index Value measured from the Term Start Date to the Term End Date.

Formula	(Index Value on Term End Date - Index Value on Term Start Date) / Index Value on Term Start Date

Calculation	(1748 - 1900) / 1900 = -8%

Footnote 14. In this example, the Index Change on the Term End Date is not limited by the Maximum Loss because the Index did not go down more than 10%.

Footnote 15. When there is a negative Index Change, we use the following formula to calculate the Vested Loss percentage.

Formula	Index Change limited by Maximum Loss = Vested Loss percentage

Calculation	-8% = -8%

Formula	Remaining Investment Base for the current Term x Vested Loss percentage = Vested Loss in dollars

Calculation	$38,899 x -0.08 = -$3,112

Footnote 16. In this example, there is a Vested Loss on the Term End Date and you have taken a $10,000 withdrawal during the Term. This means the Strategy value on that date is the remaining Investment Base on the Term End Date minus the Vested Loss as of that date.

Formula	Remaining Investment Base on Term End Date - Vested Loss = Strategy value

Calculation	$38,899 - $3,112 = $35,787

Early Withdrawal Charge

We impose an Early Withdrawal Charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses, and to allow us to support higher Declared Rate Strategy interest rates and Indexed Strategy Maximum Gains by investing assets for a longer duration.

The Early Withdrawal Charge applies if, during the first seven Contract Years, you take a withdrawal from your Contract or Surrender it. After that, the Early Withdrawal Charge does not apply.

The Early Withdrawal Charge is equal to the amount that is subject to the charge multiplied by the Early Withdrawal Charge rate.

•	If you take a withdrawal from your Contract, the amount subject to the charge is the amount you withdraw plus any amount needed to pay the Early Withdrawal Charge.

•	If you Surrender your Contract, the amount subject to the charge is your Account Value.

•	The amount subject to the charge will not include: (1) the Free Withdrawal Allowance; (2) the amount, if any, that qualifies under the Bailout right; or (3) the amount, if any, that qualifies for another waiver as described below.

The Early Withdrawal Charge rate depends on how long you own your Contract. The rate schedule is set out below.

Contract Year	1	2	3	4	5	6	7	8	+
Early Withdrawal Charge Rate	8%	7%	6%	5%	4%	3%	2%	0%

Example. You Surrender your annuity in Contract Year 5 when your Account Value is $100,000. You have already used your Free Withdrawal Allowance for the year and no other exception applies. We take an Early Withdrawal Charge of $4,000 ($100,000 x 0.04) and you receive $96,000.

An Early Withdrawal Charge may apply if you take a withdrawal during the first seven Contract Years. That charge will reduce Strategy values, including the value of a Conserve Strategy.

Free Withdrawal Allowance

The Free Withdrawal Allowance lets you withdraw some money from your Contract without the imposition of the Early Withdrawal Charge. For the first Contract Year, the Free Withdrawal Allowance is an amount equal to 10% of the total Purchase Payments received by us. For each subsequent Contract Year, the Free Withdrawal Allowance is equal to 10% of the Account Value as of the most recent Contract Anniversary. The Free Withdrawal Allowance is non-cumulative and you may not carry over any unused portion to other Contract Years.

Example. Your Account Value as of the end of Contract Year 3 is $200,000. Your Free Withdrawal Allowance for Contract Year 4 is $20,000 ($200,000 x 0.10). If you take a withdrawal of $50,000 at the beginning of Contract Year 4, the Early Withdrawal Charge will not apply to the first $20,000 of the withdrawal, but will apply to the remaining $30,000 plus the amount needed to pay the Early Withdrawal Charge. If you take another withdrawal later in Contract Year 4, the Early Withdrawal Charge applies to the entire withdrawal plus the amount needed to pay the Early Withdrawal Charge.

Early Withdrawal Charge Waivers

Bailout Right. We will waive the Early Withdrawal Charge on amounts that you withdraw from this Contract at the end of a current Term if the amounts are held under an Indexed Strategy for that Term and either:

•	the Maximum Gain for the next Term of that Strategy is less than its Bailout Trigger for the current Term; or

•	that Strategy will not be available for the next Term.

Each current Term of an Indexed Strategy has its own Bailout Trigger, even if no funds are held under the Indexed Strategy for that Term. If your Contract has multiple Purchase Payments, the Bailout Trigger for one current Term of an Indexed Strategy may be different from the Bailout Trigger for another current Term of the same Indexed Strategy that started on a different date.

The initial Bailout Trigger for each Indexed Strategy is set out in the Indexed Strategy endorsement. It is less than the Maximum Gain that we anticipate setting for the initial Term of that Indexed Strategy.

For each subsequent Term, the Bailout Trigger is the lesser of:

•	the Bailout Trigger for the Term that ended on the date the current Term began; or

•	the Maximum Gain set for the current Term.

This means that:

•	if the Maximum Gain is never set below the Bailout Trigger, then the Bailout Trigger will not change; and

•	if the Maximum Gain is ever set below the Bailout Trigger, then the Bailout Trigger will be reduced for the new Term and for each Term that starts on an anniversary of that Term start date.

The Bailout Trigger will never increase from one Term to the next.

Example. The Bailout Trigger for the initial Term of an Indexed Strategy is 6.5%.

•	If we set the Maximum Gain for the next Term of that Indexed Strategy at 7.5%, then you will not qualify for a waiver of the Early Withdrawal Charge at the end of the current Term and the Bailout Trigger for that next Term will continue to be 6.5%.

•	If we set the Maximum Gain for the next Term of that Indexed Strategy at 5.5%, then you will qualify for a waiver of the Early Withdrawal Charge at the end of the current Term and the Bailout Trigger for that next Term will change to 5.5%.

If this waiver will apply to an Indexed Strategy at the end of a Term, we will notify you in writing at least 30 days before that Term ends. You may elect a withdrawal under the Bailout right by a Request in Good Order. We must receive your request before the end of the applicable Term.

This waiver will only apply to the amount held under the Indexed Strategy for the Term that is ending. It will not apply to amounts then held under a different Strategy, or to amounts held under the same Strategy for a Term ending on a different date. You may not carry over any unused part of the waiver from one Term to the next.

If you withdraw funds that qualify for a waiver under the Bailout right, the withdrawal will reduce the Free Withdrawal Allowance for the applicable Contract Year. For example, if the amount you withdraw that qualifies for a waiver under the Bailout right in Contract Year 4 is more than 10% of your Account Value as of the most recent Contract Anniversary, then no Free Withdrawal Allowance will be available for subsequent withdrawals in Contract Year 4.

Instead of withdrawing amounts that qualify for a waiver under the Bailout right, you may wish to reallocate those amounts to a different Strategy. A Request in Good Order to reallocate funds must be received by us before the end of the applicable Term.

Extended Care Waiver. (Rider form R1462316NW-Waiver of Early Withdrawal Charges for Extended Care Rider). We will waive the Early Withdrawal Charge that would otherwise apply if you make a Request in Good Order and:

•	your Contract is modified by the Extended Care Waiver Rider;

•	you are confined in a long-term care facility or hospital and the confinement is prescribed by a physician and is medically necessary;

•	the first day of the confinement is at least one year after the Contract Effective Date; and

•	the confinement has continued for a period of at least 90 consecutive days.

You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or Surrender. There is no charge for this rider, but it may not be available in all states. In California, the Extended Care Waiver Rider has been replaced with the Waiver of Early Withdrawal Charges for Facility Care or Home Care or Community-Based Services Rider, which provides for a waiver of Early Withdrawal Charges under an expanded variety of circumstances. Please see the rider for details.

Terminal Illness Waiver. (Rider form R1462416NW-Waiver of Early Withdrawal Charges Upon Terminal Illness Rider). We will waive the Early Withdrawal Charge that would otherwise apply if you make a Request in Good Order and:

•	your Contract is modified by the Waiver of Early Withdrawal Charges upon Terminal Illness Rider;

•	you are diagnosed with a terminal illness by a physician and, as a result of the terminal illness, you have a life expectancy of less than 12 months from the date of diagnosis; and

•	the diagnosis is rendered by a physician more than one year after the Contract Effective Date.

You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or Surrender. There is no charge for this rider, but it may not be available in all states. Please see the rider for details.

State Limitations. In some states, our ability to waive fees or charges may be limited by applicable laws, regulations or administrative positions.

Annuity Payout Benefit

Under the Contract you may receive regular Annuity Payout Benefit payments for the duration of the period that you select. Once Annuity Payout Benefit payments start, you can no longer surrender the Contract or take a withdrawal, no Death Benefit will be payable under your Contract, and your Beneficiary designations will no longer apply. The amount payable after death, if any, is governed by the Payout Option you select.

The Annuity Payout Benefit is payable if the Annuity Payout Initiation Date is reached before the earlier of: (1) a death for which a Death Benefit is payable; or (2) the date that this Contract is Surrendered.

Annuity Payout Initiation Date

The Annuity Payout Initiation Date is the first day of the first payment interval for which payment of the Annuity Payout Benefit is to be made. Annuity Payout Benefit payments are made at the end of each payment interval. This means that for annual payments, the first payment will be made one year after the Annuity Payout Initiation Date.

You may select the Annuity Payout Initiation Date by a Request in Good Order. We must receive your request before the last Market Close on or before the Annuity Payout Initiation Date you selected and at least 30 days before the first Annuity Payout Benefit payment is to be made.

•	The earliest Annuity Payout Initiation you may select is the first Contract Anniversary.

•	Unless we agree, the latest Annuity Payout Initiation Date you may select is the Contract Anniversary following your 95th birthday or the 95th birthday, of a joint owner, if earlier. If the Owner is not a human being such as a trust or a corporation, then the Annuity Payout Initiation Date may not be later than the Contract Anniversary following the 95th birthday of the eldest Annuitant, unless we agree.

The earliest permitted date and the latest permitted date for the Annuity Payout Initiation Date are set out on your Contract Specifications Page. The latest permitted date may change if an Owner changes.

If you do not select an Annuity Payout Initiation Date by the latest permitted date, we may select it for you. We will notify you in writing at least 45 days before the date we select. We will give you an opportunity to select an earlier date.

Annuity Payout Amount

The amount of each payment under the Annuity Payout Benefit is determined on the Annuity Payout Initiation Date based on the Annuity Payout Value on that date, the Payout Option that applies, and the payment interval.

The Annuity Payout Value is the amount that can be applied to the Annuity Payout Benefit is equal to: (1) the Account Value on the Annuity Payout Initiation Date; minus (2) premium tax or other taxes not previously deducted.

Form of Annuity Payout Benefit

The Annuity Payout Benefit is paid in the form of annual payments as a Life Payout with Payments for at Least a Fixed Period. That fixed period will be 10 years or, if fewer, the maximum number of whole years permitted by any tax qualification endorsement.

In place of that, you may elect to have the Annuity Payout Benefit paid in any form of Payout Option that is available under your Contract. The available Payout Options are described in the Payout Options section below. You may elect a Payout Option by a Request in Good Order. We must receive your request before the last Market Close on or before the Annuity Payout Initiation Date and at least 30 days before the first Annuity Payout Benefit payment is to be made.

Payee for Annuity Payout Benefit

Payment of the Annuity Payout Benefit generally is made to the surviving Owner(s) as the payee(s). In place of that, the surviving Owner(s) may elect for payment to be made as a tax-free exchange, transfer, or rollover, or for payment to be made to the Annuitant. That election must be made by a Request in Good Order that we receive at least 30 days before the payment date.

Payments that become due after the death of the payee are made to:

•	the surviving Owner(s); or if none

•	then to the surviving contingent payee(s) designated by the surviving Owner(s); or if none;

•	the estate of the last payee who received payments.

The portion of any Annuity Payout Benefit remaining after the death of an Owner or Annuitant must be paid at least as rapidly as payments were being made at the time of such death.

You may designate a contingent payee by a Request in Good Order. If you designate your spouse as a contingent payee and your marriage ends before your death, then we will treat your former spouse as having predeceased you except in the following situations: (1) if a court order provides that the former spouse’s rights as a contingent payee are to continue; or (2) if the former spouse remains or becomes an Owner.

Death Benefit

A Death Benefit is payable under your Contract if you die before the Annuity Payout Initiation Date and before the Contract is Surrendered. If your spouse becomes a successor owner of the Contract, no Death Benefit will be payable on account of your death.

When the Owner is a non-natural person, a Death Benefit is payable under the Contract if the Annuitant dies before the Annuity Payout Initiation Date and before the Contract is Surrendered. For this purpose, a non-natural person is a trust, custodial account, corporation, limited liability company, partnership, or other entity.

Only one Death Benefit will be paid under the Contract. If a Death Benefit becomes payable, it will be in place of all other benefits under the Contract, and all other rights under this Contract will terminate except for rights related to the Death Benefit.

Death Benefit Payout Date

•	If the Death Benefit is to be paid as a lump sum, then it will be paid as soon as practicable after the receipt of a Request in Good Order for a lump sum payment.

•	If the Death Benefit is to be paid under a Payout Option, then we will apply the Death Benefit Value to a Payout Option as soon as practicable after receipt of proof of death and a Request in Good Order. That application date will be the first day of the first payment interval for which a payment is to be made. Death Benefit payments under a Payout Option are made at the end of each payment interval. This means that, for annual payments, the first payment will be made one year after that application date.

Death Benefit Amount

•	If the Death Benefit is paid in a lump sum, then it is equal to the Death Benefit Value, increased by any additional post- death interest as required by law.

•	If the Death Benefit will be paid as a series of periodic payments under a Payout Option, then the amount of each payment under the Death Benefit is determined on the date that the Death Benefit Value is applied to the Payout Option. The amount or each payment will be based on the Death Benefit Value (increased by any additional post-death interest as required by law to the date it is applied to the Payout Option), the Payout Option that applies, and the payment interval.

Death Benefit Value

The Death Benefit Value is the greater of:

•	the Account Value determined as of the date that the Death Benefit Value is determined; or

•	the Purchase Payments, reduced proportionally for all withdrawals, but not including amounts applied to pay Early Withdrawal Charges (the “Purchase Payment base”).

In either case, the Death Benefit Value is reduced by premium tax or other taxes not previously deducted.

The reduction in your Purchase Payment base for withdrawals will be in the same proportion that your Account Value was reduced on the date of the withdrawal. A proportional reduction in your Purchase Payment base could be larger than the dollar amount of your withdrawal.

Example. Here is an example of how we calculate a proportional reduction of your Purchase Payment base. In this example, we assume you take an $8,000 withdrawal. To simplify the example, we also assume no Early Withdrawal Charge, no premium tax is deducted, and no additional post-death interest is added.

	Before Withdrawal	After Withdrawal	Explanation
Account Value	$100,000	$92,000	Your withdrawal reduces your Account Value by $8,000 (which is an 8% reduction in your Account Value). $8,000 / $100,000 = 8%
Purchase Payment Base for Death Benefit	$120,000	$110,400	After the withdrawal, the Purchase Payment base for the Death Benefit is also reduced by 8% or $9,600. $120,000 x 0.08 = $9,600

Determination Date

The date that the Death Benefit Value is determined is the earlier of: (1) the first anniversary of the date of death; or (2) the date that we have received both proof of death and Requests in Good Order with instructions as to the form of Death Benefit from all Beneficiaries. Thus, in many cases where there are multiple Beneficiaries, the date that the Death Benefit Value is determined will be the date when the last Beneficiary submits the necessary Request in Good Order or the first anniversary of death. Until then, the Contract values remain in the Crediting Strategies and the Indexed Strategy values may fluctuate. This risk is borne by the Beneficiaries.

Proof of Death

Before making payment of a Death Benefit, or any other payment or transfer of ownership rights that depends on the death of a specified person, we will require proof of death. We may delay making any payment until it is received. For this purpose, proof of death is:

•	a certified copy of a death certificate showing the cause and manner of death;

•	a certified copy of a decree that is made by a court of competent jurisdiction as to the finding of death; or

•	other proof that is satisfactory to us.

Form of Death Benefit

The Death Benefit is paid in the form of annual payments for a fixed period of two years.

In place of that, you may elect to have the Death Benefit paid in one lump sum or in any form of Payout Option that is available under your Contract. The available Payout Options are described in the Payout Options section below. There is no additional charge associated with this election.

You may make an election by a Request in Good Order. We must receive your request on or before the date of death for which a Death Benefit is payable. If you do not make such an election, the Beneficiary may make that election after the date of death. The Beneficiary’s election must be made by a Request in Good Order that is received by us no later than the date that the Death Benefit Value is applied to a Payout Option and at least 30 days before the date of the first payment to be made.

Additional Rules

Any election is subject to the Death Benefit Distribution Rules described below.

A Payout Option that is contingent on life is based on the life of the Beneficiary or, in some cases, the life of a person to whom the Beneficiary is obligated.

We will pay the Death Benefit as a lump sum rather than as payments under a Payout Option if: (1) the Death Benefit is less than $2,000; or (2) as of the date that the Death Benefit Value is to be applied to a Payout Option, the Death Benefit Distribution Rules do not allow a two-year payout.

Payee of Death Benefit Payments

Death Benefit payments generally are made to the Beneficiary as the payee.

In place of that, the Beneficiary may elect to have payments made:

•	as a tax-free exchange, transfer, or rollover to or for an annuity or tax-qualified account as permitted by federal tax law; or

•	in cases where the Beneficiary is an estate, trust, custodial account, corporation, limited liability company, partnership, or other entity, to a person to whom the Beneficiary is obligated to make corresponding payments.

Payments that become due after the death of the Beneficiary are made to:

•	the contingent payee designated as part of a Death Benefit Payout Option elected by you; or if none

•	then to a contingent payee designated by the Beneficiary; or if none

•	the estate of the last payee who received payments.

Such payments are subject to the Death Benefit Distribution Rules described below.

You may designate a contingent payee by a Request in Good Order. A Beneficiary may make or change a payee or contingent payee, except a Beneficiary may not change a designation made as part of a Payout Option election made by you for the Death Benefit. If the Beneficiary designates his or her spouse as a contingent payee and their marriage ends before the Beneficiary’s death, then we will treat the former spouse as having predeceased the Beneficiary except to the extent a court order provides that the former spouse’s rights as a contingent payee are to continue.

Death Benefit Distribution Rules

The Death Benefit Distribution Rules are summarized below.

•	For a Tax Qualified Contract. The Death Benefit must be paid in accordance with the tax qualification endorsement.

•	For a Nonqualified Contract. The Death Benefit must be paid either: (1) in full within five years of the date of death; or (2) over the life of the Beneficiary or over a period certain not exceeding the Beneficiary’s life expectancy, with payments at least annually, and with the first payment made within one year of the date of death.

Payout Options

The standard Payout Options are described below.

Payments under each standard Payout Option are made at the end of a payment interval. For example, if the Annuity Payout Initiation Date is October 31, 2028 and you select annual payments, then the first payment will be paid as of October 31, 2029.

Option	Description for Annuity Payout Benefit	Description for Death Benefit

Fixed Period Payout

We will make periodic payments to you, or to the Annuitant, if you direct, for the fixed period of time that you select.

If the payee dies before the end of the fixed period, then we will make periodic payments to the surviving owner(s), or if none, then to the surviving contingent payee(s), or if none, then to the estate of the last payee who received payments.

In all cases, payments will stop at the end of the fixed period.

Fixed periods shorter than 10 years are not available.

We will make periodic payments to the Beneficiary for the fixed period of time that you or the Beneficiary selects.

If the Beneficiary dies before the end of the fixed period, then we will make periodic payments to the contingent payee designated as part of any Death Benefit Payout Option that you have elected. If no such contingent payee is surviving, then such payments will be made to a contingent payee designated by the Beneficiary. If there is no contingent payee surviving, then such payments will be made to the estate of the last payee who received payments.

In all cases, payments will stop at the end of the fixed period.

Life Payout

We will make periodic payments to you, or to the Annuitant, if you direct, for as long as the Annuitant lives.

Payments will stop on the death of the Annuitant. This means that, even if we have made only one payment when the Annuitant dies, payments will stop.

If the Annuitant dies after the Annuity Payout Initiation Date but before the first payment, we will treat the Contract as if payments under the Annuity Payout Benefit had not been requested.

We will make periodic payments to the Beneficiary for as long as the Beneficiary lives.

Payments will stop on the death of the Beneficiary. This means that, even if we have made only one payment when the Beneficiary dies, payments will stop.

If the Beneficiary dies after the Annuity Payout Initiation Date but before the first payment, we will treat the Contract as if payments under the Annuity Payout Benefit had not been requested.

Life Payout with Payments for at Least a Fixed Period

We will make periodic payments to you, or to the Annuitant, if you direct, for as long as the Annuitant lives.

If the Annuitant dies after the end of the fixed period you selected, then payments will stop on the death of the Annuitant.

If the Annuitant dies before the end of the fixed period you selected, then we will make periodic payments to the surviving owner(s), or if none, then to the surviving contingent payee(s), or if none, then to the estate of the last payee who received payments. In this case, payments will stop at the end of the fixed period you selected.

Fixed periods shorter than 10 years are not available.

We will make periodic payments to the Beneficiary for as long as the Beneficiary lives.

If the Beneficiary dies after the end of the fixed period selected, then payments will stop on the death of the Beneficiary.

If the Beneficiary dies before the end of the fixed period you or the Beneficiary selected, then we will make periodic payments to the contingent payee designated as part of any Death Benefit Payout Option that you have elected. If no such contingent payee is surviving, then such payments will be made to a contingent payee designated by the Beneficiary. If there is no contingent payee surviving, then such payments will be made to the estate of the last payee who received payments. In this case, payments will stop at the end of the fixed period you or the Beneficiary selected.

Joint and One-Half Survivor Payout

We will make periodic payments to you, or to the primary Annuitant, if you direct, for as long as the primary Annuitant lives.

If the primary Annuitant dies and the secondary Annuitant does not survive the primary Annuitant, then payments will stop on the death of the primary Annuitant.

If the primary Annuitant dies and the secondary Annuitant is surviving, then we will make one-half of the periodic payment to you, or the secondary Annuitant, if you direct, for the rest of the secondary Annuitant’s life. In this case, payments will stop on the death of the secondary Annuitant.

This means that, even if we have made only one payment when the primary Annuitant dies, payments will stop unless the secondary Annuitant survives.

If the Annuitant dies after the Annuity Payout Initiation Date but before the first payment, we will treat the Contract as if payments under the Annuity Payout Benefit had not been requested.

We will make periodic payments to the Beneficiary for as long as the Beneficiary lives.

If the Beneficiary dies and the contingent payee does not survive the Beneficiary, then payments will stop on the death of the Beneficiary.

If the Beneficiary dies and the contingent payee designated as part of the Death Benefit Payout Option election is surviving, then we will make one-half of the periodic payment to the contingent payee for the rest of the contingent payee’s life. In this case, payments will stop on the death of the contingent payee.

This means that, even if we have made only one payment when the Beneficiary dies, payments will stop unless the contingent payee survives.

If the Beneficiary dies after the Annuity Payout Initiation Date but before the first payment, we will treat the Contract as if payments under the Annuity Payout Benefit had not been requested.

We will make payments in any other form of Payout Option that is acceptable to us at the time of any election. More than one Payout Option may be elected if the requirements for each Payout Option elected are satisfied. All elected Payout Options must comply with pertinent laws and regulations.

Payments under a Payout Option are calculated and paid as fixed dollar payments. The stream of payments is an obligation of the general account of Great American Life. Fixed dollar payments will remain level for the duration of the payment period. Once payments begin under a Payout Option, the Payout Option may not be changed. Once the Contract value is applied to a Payout Option, the periodic payments cannot be accelerated or converted into a lump sum payment unless we agree.

We will use the 2012 Individual Annuity Reserving Table with projection scale G2 for blended lives (60% female/40% male) with interest at 1% per year, compounded annually, to compute all guaranteed Payout Option factors, values, and benefits under the Contract. For purposes of calculating payments based on the age of a person, we will use his or her age as of his or her last birthday.

Considerations in Selecting a Payout Option

Payments under a Payout Option are affected by various factors, including the length of the payment period, the life expectancy of the person on whose life payments are based, and the frequency of the payment interval (monthly, quarterly, semi-annually or annually).

•	Generally, the longer the period over which payments are made or the more frequently the payments are made, the lower the amount of each payment because more payments will be made.

•	For Life Payout Options, the longer the life expectancy of the Annuitant or Beneficiary, the lower the amount of each payment because more payments are expected to be paid.

Non-Human Payees under a Payout Option

Except as stated below, the primary payee under a Payout Option must be a human being. All payments during his or her life must be made by check payable to the primary payee or by electronic transfer to a bank account owned by the primary payee.

Exceptions. Below are some exceptions to the general rule that the primary payee must be a human being. We may make other exceptions in our discretion.

•	A nonhuman that is the Owner of the Contract may be the primary payee. For example, if the Owner is a trust, that trust may be the primary payee.

•	Payments may be made payable to another insurance company or financial institution as a tax-free exchange, transfer, or rollover to or for another annuity or tax-qualified account as allowed by federal tax law.

Processing Applications and Requests

Processing Applications and Initial Purchase Payments

We will process an application when we have received both the application and the initial Purchase Payment.

•	If that happens on a Market Day before the Market Close, we will process the application and apply the Purchase Payment on that Market Day.

•	If that happens on a Market Day after the Market Close or on a day that is not a Market Day, then we will process the application and apply the Purchase Payment on the next Market Day.

We cannot process your application if it is not a Request in Good Order or if we have not received your initial Purchase Payment. Likewise, we cannot apply your initial Purchase Payment if we have not received your application.

If you have any questions, you should contact us or your registered representative before submitting your application or sending your initial Purchase Payment.

Processing Additional Purchase Payments

•	If we receive an additional Purchase Payment on a Market Day before the Market Close, we will apply it on that Market Day.

•	If we receive an additional Purchase Payment on a Market Day after the Market Close or on a day that is not a Market Day, then we will apply it on the next Market Day.

We cannot apply an additional Purchase Payment if we do not have complete instructions from you.

If you have any questions, you should contact us or your registered representative before sending an additional Purchase Payment.

Processing Requests

Requests may be made by mail at P.O. Box 5423, Cincinnati OH 45201-5423. Request by fax may be made at 513-768-5115.

Requests for reallocations among Strategies may be made by telephone at 1-800-789-6771 between 8:00 AM and 4:00 PM Eastern Time Monday through Friday. We may also permit reallocation requests to be made at our website GAIG annuities. Some selling firms may restrict the ability of their registered representatives to convey reallocation requests by telephone or Internet on your behalf.

To obtain one of our forms (for example, a Strategy Selection form or a Withdrawal Request form) or to obtain more information about how to make a request, call us at 1-800-789-6771 or send us a fax at 513-768-5115. You can also request forms or information by mail at Great American Life Insurance Company, P.O. Box 5423, Cincinnati OH 45201-5423. You may also obtain forms on our website, www.GAIGannuities.com.

We cannot process a request unless it is a Request in Good Order. A request may be rejected or delayed if it is not a Request in Good Order.

•	If we receive a Request in Good Order on a Market Day before the Market Close, we will process it using values determined at the Market Close on that Market Day.

•	If we receive a Request in Good Order after the Market Close or on a day that is not a Market Day, then we will treat that request as received at the start of the next Market Day.

If you have any questions, you should contact us or your registered representative before submitting the request.

Exception. If a withdrawal under an automatic withdrawal program is scheduled for a date that is not a Market Day, then we will process the withdrawal on the scheduled date using values at the most recent Market Close. For example, if the automatic withdrawal is scheduled for a date that falls on Sunday and there was a Market Close at 4:00 PM on the previous Friday, then we will process the withdrawal on Sunday using values determined at 4:00 PM on that Friday

Market Days and Market Close

A Market Day is each day that all markets that are used to measure available Indexed Strategies are open for regular trading.

•	Saturdays, Sundays, holidays and any other day that the New York Stock Exchange and the New York Stock Exchange Arca are closed are not Market Days.

•	The NYSE and the NYSE Arca observe the following holidays: New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

A Market Close is the close of the regular or core trading session on the market used to measure a given Indexed Strategy.

NYSE	NYSE Arca
Regular trading hours usually end at 4:00 PM Eastern Time	Core trading session usually ends at 4:00 PM Eastern Time

Trading hours end at 1:00 PM Eastern Time on: The day before the Fourth of July The Friday after Thanksgiving Christmas Eve	Core trading session ends at 1:00 PM Eastern Time on: The day before the Fourth of July The Friday after Thanksgiving Christmas Eve

Regular trading or a core trading session may end at a different time on a Market Day under certain circumstances when and as permitted under applicable rules. Such circumstances generally cannot be predicted in advance.

Specific information about NYSE and NYSE Arca holidays and trading hours in any given calendar year is available at https:// www.nyse.com/markets/hours-calendars.

Receipt of Purchase Payments, Applications and Requests

For purposes of processing, we deem Purchase Payments and applications, Requests in Good Order and other instructions (paperwork) mailed to our post office box as received by us at our administrative office when the Purchase Payment or the paperwork reaches the applicable processing department located at 310 E. 4th Street, Cincinnati OH 45202.

Risks and Limitations Related to Requests by Telephone or Internet

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. We are not responsible for the validity of any request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should consider making your request by mail.

Suspension of Payments or Transfers

We may be required to suspend or delay payments, withdrawals and reallocations when we cannot obtain an Index Value because:

•	the New York Stock Exchange or New York Stock Exchange Arca is closed (other than customary weekend and holiday closings);

•	trading on the New York Stock Exchange or New York Stock Exchange Arca is restricted;

•	an emergency exists such that it is not reasonably practicable to determine fairly the value of the Index; or

•	we are permitted to do so under a regulatory order.

Restrictions on Financial Transactions

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner’s ability to make certain transactions. This means that we may be required to refuse to accept any request for withdrawals, Surrenders, Annuity Payout Benefit payments or Death Benefit payments, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Right to Cancel (Free Look)

If you change your mind about owning the Contract, you can cancel it within 20 days after you receive it. If you purchased this Contract to replace an existing annuity contract or life insurance policy, you have 30 days after you receive it. This is known as a “free look.” The right to cancel period may be longer in some states.

To cancel your Contract, you must submit your request to cancel to the producer who sold it or send it to us at P.O. Box 5423, Cincinnati, OH 45201-5423. Your request to cancel must be in writing and signed by you.

When you cancel the Contract within this free look period, we will not assess an Early Withdrawal Charge. Unless otherwise required by state law, you will receive the Account Value of your Contract on the day that we receive your cancellation request. The amount you receive may be more or less than your Purchase Payment(s) depending upon the amount of interest earned by your Contract during the free look period and any Vested Gain or Loss that applies as of the day that we receive your cancellation request. This means that you bear the risk of any decline in the Account Value of your Contract during the free look period. We do not refund any charges or deductions assessed during the free look period that relate to a withdrawal taken before you cancel the Contract.

In certain states, we are required to give back your Purchase Payment(s) if you decide to cancel your Contract during the free look period. If we are required by law to refund your Purchase Payment(s), we reserve the right to hold your Purchase Payment(s) in the Purchase Payment Account until the first Strategy Application Date on or after the end of the free look period.

Annual Statement and Confirmations

At least once each calendar year, we will send you a statement that will show: (1) your Account Value; (2) all transactions regarding your Contract during the year; and (3) the interest credited to your Contract and Vested Gains and Losses credited to your Contract.

Such statements will be sent to your last known address on our records. You will have 60 days from the date you receive such statement to inform us of any errors, and otherwise such statement will be deemed final and correct.

We will send out written confirmations of Purchase Payments, Strategy allocations and renewals, withdrawals, and other financial transactions under your Contract. Unless you inform us of any errors within 60 days of receipt of a confirmation, we will consider it to be accurate and complete.

Electronic Delivery

You may elect to receive electronic delivery of the Contract prospectus and other Contract related documents. Contact us at our website at GAIGannuities.com for more information and to enroll.

Abandoned Property Requirements

Every state has unclaimed property laws. These laws generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from: (1) the latest permitted Annuity Payout Initiation Date; or (2) the date of death for which a Death Benefit is due and payable. For example, if the payment of a death benefit has been triggered, but the beneficiary does not come forward to claim the death benefit in a timely manner, the unclaimed property laws will apply.

If a Death Benefit, Annuity Payout Benefit payments or other contract proceeds are unclaimed, we will pay them to the abandoned property division or unclaimed property office of the applicable state. (Escheatment is the formal, legal name for this process.) For example, on an unclaimed Death Benefit, depending on the circumstances, the proceeds are paid: (1) to the state where the beneficiary last resided, as shown on our books and records; (2) to the state where the contract owner last resided, as shown on our books and records; or (3) to Ohio, which is our state of domicile. The state will hold the proceeds without interest until a valid claim is made by the person entitled to the proceeds.

To prevent escheatment of the Death Benefit, Annuity Payout Benefit payments, or other proceeds from your Contract, it is important:

•	to update your contact information, such as your address, phone number, and email address, if and as it changes; and

•	to update your Beneficiary and other designations, including complete names, complete addresses, phone numbers, and social security numbers, if and as they change.

Please contact us at P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771, to make such updates.

State unclaimed property laws do not apply to annuity contracts that are held under an employer retirement plan that is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Owner

The Owner on the Contract Effective Date is set out on your Contract Specifications Page. The Owner possesses all of the ownership rights under a Contract, such as making allocations among the Strategies, electing a Payout Option, and designating a Beneficiary.

If an Owner is a trust, custodial account, corporation, limited liability company, partnership, or other entity, then the age of the eldest Annuitant is treated as the age of the Owner for all purposes of this Contract.

Joint Owners

•	For a Nonqualified Contract. Two persons may jointly own the Contract. In this case, the term “Owner” includes the joint Owner and you must exercise all rights of ownership by joint action.

•	For a Tax Qualified Contract. No joint owner is permitted.

Change of Owner

•	For a Nonqualified Contract. You may change the Owner at any time during your lifetime. A change of Owner cancels all prior Beneficiary designations. It does not cancel a designation of an Annuitant or a Payout Option election.

•	For a Tax Qualified Contract. You cannot change the Owner except to the limited extent permitted by the tax qualification endorsement.

A change of Owner must be made by a Request in Good Order. A change of Owner may have adverse tax consequences.

Assignment

•	For a Nonqualified Contract. You may assign all or any part of your rights under this Contract except your rights to designate or change a Beneficiary or an Annuitant, to change Owners, or to elect a Payout Option.

•	For a Tax Qualified Contract. You cannot assign your rights under this Contract except to the limited extent permitted by the tax qualification endorsement.

An assignment must be made by a Request in Good Order. We are not responsible for the validity of any assignment. An assignment may have adverse tax consequences.

The rights of a person holding an assignment, including the right to any payment under this Contract, come before the rights of an Owner, Annuitant, Beneficiary, or other payee. An assignment may be ended only the person holding it or as provided by law.

Successor Owner

Your spouse becomes the successor owner of the Contract and succeeds to all rights of ownership if all of the following requirements are met:

•	a Death Benefit is payable on account of your death;

•	the sole Beneficiary under the Contract is your spouse or a revocable trust or custodial account created by your spouse;

•	either you make that election by a Request in Good Order before your death or your spouse makes that election by a Request in Good Order before the Death Benefit Payment Date; and

•	you were not a successor owner of the Contract.

A successor owner election cancels all prior Beneficiary designations. It does not cancel a designation of an Annuitant or a Payout Option election.

In some states, state law extends this successor owner right to a civil union partner or other person who is not your spouse as defined by federal tax law. In that case, distributions after your death must be made as required by the Death Benefit Distributions Rules described in the Death Benefit section above.

Community Property

If you live in a community property state and have a spouse at any time while you own this Contract, the laws of that state may vary your ownership rights.

Annuitant

The Annuitant is the natural person on whose life Annuity Payout Benefit payments are based. The Annuitant on the Contract Effective Date is set out on your Contract Specifications Page.

•	For a Nonqualified Contract. The Annuitant cannot be changed at any time that the Contract is owned by a trust, custodial account, corporation, limited liability company, partnership, or other entity. Otherwise, you may change a designation of Annuitant at any time before the Annuity Payout Initiation Date.

•	For a Tax Qualified Contract. The Annuitant must be the natural person covered under the retirement arrangement for whose benefit the Contract is held.

A change of Annuitant must be made by a Request in Good Order. A change of Annuitant does not cancel a designation of a Beneficiary or a Payout Option election.

If an Annuitant dies before the Annuity Payout Initiation Date and no Death Benefit is payable, then in the absence of a new designation, the Annuitant will be:

•	the surviving joint Annuitant(s); or if none

•	the Owner(s).

Beneficiary

A Beneficiary is a person entitled to receive all or part of a Death Benefit that is to be paid under this Contract on account of a death before the Annuity Payout Initiation Date.

•	If a Death Benefit becomes payable on account of your death or the death of a joint Owner, then the surviving Owner is the Beneficiary no matter what other designation you may have made.

•	In all other cases, you may designate a person or person who will be the Beneficiaries as provided in the Designation of Beneficiary provision of the Contract.

•	If no designated Beneficiary is surviving, then the Beneficiary is your estate.

•	If the sole Beneficiary under the Contract is your spouse or a revocable trust or custodial account created by your spouse and all other requirements for successor ownership are met, then your spouse may become the successor owner of the Contract in lieu of receiving the Death Benefit.

A designation of Beneficiary must be made by a Request in Good Order. We must receive the request on or before the date of death for which a Death Benefit is payable.

•	You may designate two or more persons jointly as the Beneficiaries. Unless you state otherwise, joint Beneficiaries that are surviving are entitled to equal shares.

•	You may designate one or more persons as contingent Beneficiary. Unless you state otherwise, a contingent Beneficiary is entitled to a benefit only if there is no primary Beneficiary who that is surviving.

Survivorship Required

In order to be entitled to receive a Death Benefit, a Beneficiary must survive for at least 30 days after the death for which the Death Benefit is payable.

If you designate your spouse as a Beneficiary and your marriage ends before your death, we will treat your former spouse as having predeceased you unless:

•	a court order provides that the former spouse’s rights as a beneficiary are to continue; or

•	the former spouse remains or becomes an Owner.

Other Contract Provisions

Amendment of the Contract

We reserve the right to amend the Contract to comply with applicable Federal or state laws or regulations. We will notify you in writing of any such amendments.

Misstatement

We may require proof of the age of the Annuitant, Owner and/or the Beneficiary before making any payments under the Contract that are measured by such person’s life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age. If payments based on the correct age would have been higher, we will pay the underpaid amount with interest. If payments would be lower, we may deduct the overpaid amount, with interest, from succeeding payments.

Involuntary Termination

We may terminate your Contract at any time that the Account Value is less than the minimum required value of $5,000 due to poor market performance or withdrawals from the Contract. For example, we may terminate your Contract if a loss on a Growth Strategy causes your Account Value to fall below $5,000. If we terminate your Contract, we will pay you the Surrender Value determined as of the date that we terminate your Contract.

Loans

Loans are not available under the Contract.

State Variations

This prospectus describes the material features of the Contract. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. However, please note that the maximum charge is set forth in this prospectus. If you would like to review a copy of the Contract and any endorsements, contact us at P.O. Box 5423, Cincinnati, OH 45201-5423, visit our website at GAIGannuities.com or call us at 1-800-789-6771.

The following information is a summary of material state variations as of the date of this prospectus.

General

For Contracts Issued in Illinois and New Jersey: References to “spouse” have been changed to “spouse or civil union partner.”

Availability of Strategies

For Contract Issued in Michigan: We will not eliminate the Crediting Strategies set out on your Contract Specifications page at the end of any Term and such Crediting Strategies will be available for renewals and reallocations at the end of each Term.

Extended Care Waiver Rider. The table below summarizes material state variations related to the rider.

For Contracts Issued in:	Variations in Extended Care Waiver Rider

California	The Waiver of Early Withdrawal Charges for Facility Care or Home Care or Community-Based Services Rider (CA Rider) replaces the Extended Care Waiver Rider. The CA Rider provides a waiver under an expanded set of circumstances. The waiver will apply if, at the time of the withdrawal or surrender, or within the immediately preceding 90 days, the following conditions are met: (1) the insured is confined in a facility or is receiving, as prescribed by a physician, registered nurse or licensed social worker, home care or community-based services; (2) the insured’s confinement in a facility, the insured’s receipt of home care or community-based services, or any combination thereof has continued for a period of at least 90 consecutive days; and (3) the first day of such 90-day period was at least one year after the contract effective date. Facility includes a skilled nursing facility, a convalescent nursing home, or an extended care facility or a residential care facility or a residential care facility for the elderly Home care or community-based services includes home health care, adult day care, personal care, homemaker services, hospice services and respite care as defined in the rider. Additional conforming changes have been made including revised and new definitions, inclusion of a description of circumstances under which the waiver does not apply. The termination provision has been modified to reflect that the rider will not terminate if you transfer or assign an interest in the contract to a person or entity other than the insured.

Connecticut	The conditions under which the waiver applies have been modified. The waiver will apply if at the time of a withdrawal or surrender or within the immediately preceding 90 days all of the following conditions are met: (1) an insured is confined in a long-term care facility or hospital; and (2) the confinement has continued for a period of at least 90 consecutive days.

Kansas	The conditions under which the waiver applies have been modified. The first day of confinement must be at least 90 days after the contract effective date, rather than one year after the contract effective date.

Massachusetts and Missouri	This waiver rider in not available in Massachusetts or Missouri.

Montana	The definition of medically necessary has been modified and refers the insured’s physician.

Nebraska	The definition of skilled nursing facility has been modified by adding a licensed practical nurse to the list of persons who may provide nursing services or supervise the provision of nursing services.

New Hampshire	The definition of skilled nursing facility has been modified by changing the phrase “licensed and operated as a skilled nursing facility” to “operated as a skilled nursing facility.”

Pennsylvania

The conditions under which the waiver is available have been modified. The waiver will apply if at the time of a withdrawal or surrender or within the immediately preceding 90 days all of the following conditions are met: (1) an insured is confined in one or more long-term care facilities, hospital, or a combination of such; (2) the confinement is prescribed by a physician and is medically necessary; (3) the first day of the confinement is at least one year after the contract effective date; and (4) the confinement has continued for a period of at least 90 consecutive days, or has continued for a total of at least 90 days if each successive confinement occurs within six months of the previous confinement and is for the same related medical cause.

The definition of long-term care facility has been modified. The following facilities have been deleted from the list of facilities excluded from that definition: a facility that primarily treats drug addicts and a facility that is a home for the mentally ill. An exclusion provision has been added to clarify that the waiver will not apply if the insured is confined in a long-term care facility or hospital for the treatment of certain types of drug addiction or mental illnesses.

The definition of hospital has been modified by changing the phrase “it maintains, or has access to, medical, diagnostic, and major surgical facilities” to “it maintains, or has access to, medical and diagnostic facilities.”

Vermont

The definition of long-term care facility has been modified. The following facilities have been deleted from the list of excluded facilities: a facility that primarily treats drug addicts, a facility that primarily treats alcoholics, and a facility that is a home for the mentally ill.

The definition of physician has been modified by changing the phrase “a person who is licensed in the United States as a medical doctor or a doctor of osteopathy and who is practicing within the scope of his or her license” to “a person who is licensed in the United States who is providing medical care and treatment when such services are provided within the scope of his or her license and provided pursuant to applicable law.”

For Contracts Issued in:	Variations in Extended Care Waiver Rider

Washington	The waiver is based on confinement to an extended care facility or hospital rather than a long-term care facility or hospital. Definitions are modified to reflect the new terminology, references to “skilled nursing facility” are changed to “nursing facility” and the related definition is modified. In the definition of nursing facility and hospital, a licensed practical nurse is added to the list of persons who may provide nursing services or supervise the provision of nursing services.

Terminal Illness Waiver Rider. The table below summarizes material state variations related to the rider.

For Contracts Issued in:	Variations in Terminal Illness Waiver Rider

Illinois, Kansas, Washington	As a result of the terminal illness, your life expectancy must be 24 months from the date of death, rather than 12 months.

Kansas	The diagnosis must be rendered 90 days after the contract effective date, rather than one year after the contract effective date.

New Jersey	The requirement related to the timing of the diagnosis does not apply. But the waiver will not be available until at least one year after the contract effective date.

Massachusetts	This waiver rider in not available in Massachusetts.

Pennsylvania

The diagnosis must be rendered after the contract effective date, rather than one year after the contract effective date. But the waiver will not be available until at least one year after the contract effective date.

The waiver is based on a terminal condition as defined in the rider, rather than a terminal illness.

Texas	The diagnosis must be rendered on or after the contract effective date, rather than one year after the contract effective date.

Form of Annuity Payout Benefit

For Contracts Issued in Texas: Payments under a Payout Option are subject to a $50 minimum.

Right to Cancel (Free Look)

State law governs the length of the free look period and the amount of the refund that you will receive. The table below summarizes the state law provisions.

For Contracts Issued in:	Free Look Period and Refund	Replacement Situations: Free Look Period and Refund

Alabama, Colorado, Hawaii, Iowa, Maine, Mississippi, Montana, New Mexico, Ohio, Oregon, Vermont, Virginia, West Virginia	20 days Account Value	30 days Account Value + fees/charges

Alaska, Arizona, Connecticut, Illinois, Kansas, Michigan, New Jersey, North Dakota, South Dakota	20 days Account Value + fees/charges	30 days Account Value + fees/charges

Arkansas, District of Columbia, Pennsylvania	20 days Account Value	30 days Account Value

Delaware, Indiana, Massachusetts, Tennessee	20 days Account Value	30 days Purchase Payments

Georgia, Idaho, Missouri, Nevada, Oklahoma, Utah	20 days Purchase Payments	30 days Purchase Payments

Kentucky, Louisiana, Maryland, Nebraska, New Hampshire, North Carolina, Rhode Island, South Carolina, Texas	20 days Purchase Payments	30 days Account Value + fees/charges

California	30 days Account Value + fees/charges If owner is age 60 or older, refund amount is Purchase Payments	30 days Account Value + fees/charges If owner is age 60 or older, refund amount is Purchase Payments

Florida	21 days Account Value + fees/charges	30 days Account Value + fees/charges

Minnesota	20 days Account Value + fees/charges	30 days Purchase Payments

Washington	20 days Greater of: (1) Purchase Payments or (2) Account Value minus taxes	30 days Purchase Payments

Wisconsin	30 days Account Value	30 days Account Value + fees/charges

Wyoming	20 days Account Value	30 days Greater of: (1) Purchase Payments or (2) Account Value + fees/charges

Assignment

For Contracts Issued in Ohio: Subject to the tax qualifications endorsement, if any, you may assign your rights to designate or change a Beneficiary or an Annuitant, to change Owners, or to elect a Payout Option if you make a specific Request in Good Order.

Amendment of the Contract

For Contracts Issued in Florida and Texas: You have the right to reject an endorsement that changes the provisions of this Contract to obtain or retain the intended tax treatment under federal tax law, or to take into account other pertinent laws and governmental regulations and rulings. We will not be responsible for the tax or other consequences of your rejection.

Involuntary Termination

For Contracts Issued in Texas: Our right to terminate this Contract is not tied to the minimum required value. We have the right to terminate this Contract if the Account Value would provide a benefit of less than $20 each month at age 70 under a life payout with payments for at least a fixed period of 10 years.

Index Replacement

We may replace an Index if it is discontinued or we are no longer able to use it, its calculation changes substantially, or we determine that hedging instruments are difficult to acquire or the cost of hedging becomes excessive. We may do so at the end of a Term or during a Term. We will notify you in writing at least 30 days before we replace an Index.

We would attempt to choose a replacement index that is similar to the old Index. To determine if a new index is similar, we will consider factors such as asset class, index composition, strategy or methodology inherent to the index and index liquidity.

If we replace an Index during a Term, we will calculate adjustments for Vested Gains and Losses using the old Index up until the replacement date. After the replacement date, we will calculate adjustments for Vested Gains and Losses using the new index, but with a modified start of Term value for the new index. The modified start of Term value for the new index will reflect the Index Change for the old Index from the start of the Term to the replacement date.

If we replace an Index, the applicable Maximum Gain and Bailout Trigger for the Term, the applicable Maximum Loss, and the Vesting Factors will not change.

Example. This example is intended to show how we would calculate Vested Gain or Loss on any day during a Term if we have replaced an Index during the Term. This example assumes: (1) you allocate $50,000 to an indexed strategy; and (2) the replacement is made on day 90 of the Term. To simplify the example, we assume that you take no withdrawals during the Term.

Index Change on Replacement Date for Old Index
Old Index Value at Term Start	1000
Old Index Value on Replacement Date	1050
Old Index Change on Replacement Date	(1050 - 1000) / 1,000 = 5%

The 5% Index Change on the Replacement Date is then used to calculate the modified start of Term value for the new index.

Modified Start of Term Value for New Index
Old Index Change on Replacement Date	5%
New Index Value on Replacement Date	1785
Modified Start of Term Value for New Index	1785 / (100% + 5%) = 1700

The modified start of Term value for the new index is then used to calculate the Indexed Strategy value on any date after the replacement date, including the value at the Term end.

Indexed Strategy Value at Term End
Investment Base at Term Start	$50,000
Modified Start of Term Value for New Index	1700
Value of New Index at Term End	1853
Positive Index Change	(1853 - 1,700) / 1700) = 9%
Maximum Gain	Gain of 8%
Positive Index Change Limited by Maximum Gain	8%
Vesting Factor for Positive Index Change at Term End	100%
Vested Gain as a Percentage	8% x 100% = 8%
Vested Gain in Dollars	$50,000 x 8% = $4,000
Strategy Value at Term End	$50,000 + $4,000 = $54,000

Federal Tax Considerations

This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus. State taxation will vary depending on the state in which you reside, and is not discussed in this prospectus.

The tax information provided in this prospectus is not intended or written to be used as legal or tax advice. It is written solely to provide general information related to the sale and holding of the Contracts. You should seek advice on legal or tax questions based on your particular circumstances from an attorney or tax advisor who is not affiliated with Great American Life.

Tax Deferral on Annuities

Internal Revenue Code (“IRC”) Section 72 governs taxation of annuities in general. The income earned on a Contract is generally not included in income until it is withdrawn from the Contract. In other words, a Contract is a tax-deferred investment. Tax deferral is not available for a Contract when an Owner is not a natural person unless the Contract is part of a tax-qualified retirement plan or the Owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as Owner of the Contract will generally be taxed currently on any increase in the Surrender Value, although the plan itself may provide a tax deferral to the participating employee.

Under certain circumstances, based on a rule known as the “Investor Control Doctrine,” the IRS has stated that the holder of an annuity contract could be treated as the owner (for tax purposes) of the assets of a separate account that supports the annuity contract. If you were treated as the owner of an interest in the separate account, then you would be taxed on the income, gain, and loss arising out of your interest in the separate account. Although the IRS has not provided definitive guidance on the application of this rule to variable indexed annuity contracts, we do not believe that this rule applies to the Contract because you have no specific, fractional, or unitized interest in the separate account assets, we are not obligated to invest the separate account in any particular assets, the investment return and market value of the separate account assets is not allocated in an identical manner to any Contract, the Contract values are determined based on Vested Gains and Losses regardless of the performance of the separate account assets, and the derivatives that we may hold in the separate account are not publicly traded.

Tax-Qualified Retirement Plans

Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under tax-qualified retirement plans that are governed by other IRC provisions. These provisions include IRC Section 401 (pension, profit sharing, and 401(k) plans), IRC Section 403(b) (tax-sheltered annuities), IRC Sections 408 and 408A (individual retirement annuities), and IRC

Section 457(b) (governmental deferred compensation plans). Tax-deferral is generally also available under these tax-qualified retirement plans through the use of a trust or custodial account without the use of an annuity.

The tax law rules governing tax-qualified retirement plans and the treatment of amounts held and distributed under such plans are complex. If the Contract is to be used in connection with a tax-qualified retirement plan, including an individual retirement annuity (“IRA”) under a Simplified Employee Pension (SEP) Plan, you should seek competent legal and tax advice regarding the suitability of the Contract for your particular situation.

Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to other Contracts are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to other Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan.

Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.

Individual Retirement Annuities. IRC Sections 219 and 408 permit certain individuals or their employers to contribute to an individual retirement arrangement known as an “Individual Retirement Annuity” or “IRA”. Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer are not includable in the gross income of the employee until distributed from the IRA. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned within the IRA.

Roth IRAs. IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions of contributions may be made at any time. Distributions of earnings are tax-free following the five-year period beginning with the first year for which a Roth IRA contribution was made if the Owner has attained age 59 1/2, become disabled, or died, or for qualified first-time homebuyer expenses.

Tax-Sheltered Annuities. IRC Section 403(b) of permits public schools and charitable, religious, educational, and scientific organizations described in IRC Section 501(c)(3) to establish “tax-sheltered annuity” or “TSA” plans for their employees. TSA contributions and Contract earnings are generally not included in the gross income of the employee until distributed from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, severs employment, becomes disabled, incurs a hardship, is eligible for a qualified reservist distribution, or dies. The IRC and the plan may impose additional restrictions on distributions.

Pension, Profit-Sharing, and 401(k) Plans. IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish such plans for themselves and their employees. These plans may use annuity contracts to fund plan benefits. Generally, contributions are deductible to the employer in the year made, and contributions and earnings are generally not included in the gross income of the employee until distributed from the plan. The IRC and the plan may impose restrictions on distributions. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the Contract under the particular plan.

Governmental Eligible Deferred Compensation Plans. State and local government employers may purchase annuity contracts to fund eligible deferred compensation plans for their employees, as described in IRC Section 457(b). Contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. Amounts cannot be distributed until the employee attains age 70 1/2, severs employment, becomes disabled, incurs an unforeseeable emergency, or dies. The plan may impose additional restrictions on distributions.

Roth TSAs, Roth 401(k)s, and Roth 457(b)s. IRC Section 402A permits TSA plans, 401(k) plans, and governmental 457(b) plans to allow participating employees to designate some part or all of their future elective contributions as Roth contributions. Roth contributions to a TSA plan, 401(k) plan, or governmental 457(b) plan are included in the employee’s taxable income as earned. Amounts attributable to Roth TSA, Roth 401(k), or Roth 457(b) contributions must be held in a separate account from amounts attributable to traditional pre-tax TSA, 401(k), or 457(b) contributions. Distributions from a Roth TSA, Roth 401(k), or Roth 457(b) account are considered to come proportionally from contributions and earnings. Distributions attributable to Roth account contributions are tax-free. Distributions attributable to Roth account earnings are tax-free following the five-year period beginning with the first year for which Roth contributions are made to the plan if the employee has attained age 59 1/2, become disabled, or died. A Roth TSA, Roth 401(k), or Roth 457(b) account is subject to the same distribution restrictions that apply to amounts attributable to traditional pre-tax TSA, 401(k), or 457(b) contributions made under a salary reduction agreement. The plan may impose additional restrictions on distributions.

Nonqualified Deferred Compensation Plans

Employers may invest in annuity contracts in connection with unfunded deferred compensation plans for their employees. Such plans may include eligible deferred compensation plans of non-governmental tax-exempt employers, as described in IRC Section 457(b); deferred compensation plans of both governmental and nongovernmental tax-exempt employers that are taxed under IRC Section 457(f) and subject to Section 409A; and nonqualified deferred compensation plans of for-profit employers subject to Section 409A. In most cases, these plans are designed so that amounts credited under the plan will not be includable in the employees’ gross income until paid under the plan. In these situations, the annuity contracts are not plan assets and are subject to the claims of the employer’s general creditors. Whether or not made from the Contract, benefits payments are subject to restrictions imposed by the IRC and the plan.

Summary of Income Tax Rules

The following chart summarizes the basic income tax rules governing tax-qualified retirement plans, nonqualified deferred compensation plans, and other Contracts.

	Tax-Qualified Contracts and Plans	Nonqualified Deferred Compensation Plans	Other Annuity Contracts
Plan Types	• IRC §408 (IRA, SEP, SIMPLE IRA)	• IRC §409A	• IRC §72 only

	• IRC §408A (Roth IRA)	• Nongovernmental IRC §457(b)

	• IRC §403(b) (Tax-Sheltered Annuity)	• IRC §457(f)

• IRC §401 (Pension, Profit– Sharing, 401(k))

• Governmental IRC §457(b)

• IRC §402A (Roth TSA, Roth 401(k), or Roth 457(b)

Who May Purchase a Contract	Eligible employee, employer, or employer plan.	Employer on behalf of eligible employee. Employer generally loses tax-deferred status of Contract itself.	Anyone. Non-natural person will generally lose tax-deferred status.

Distribution Restrictions	Distributions from Contract or plan may be restricted to meet IRC and/or plan requirements.		None.

Taxation of Withdrawals, Surrenders, and Lump Sum Death Benefit	Generally, 100% of distributions must be included in taxable income. However, the portion that represents an after-tax contributions or other “investment in the contract” is not taxable. Distributions from Roth IRA are deemed to come first from after- tax contributions. Distributions from other Contracts are generally deemed to come from investment in the contract on a pro-rata basis. Distributions from §408A Roth IRA or §402A Roth TSA, Roth 401(k), or Roth 457(b) are completely tax free if certain requirements are met.

Generally, distributions must be included in taxable income until all earnings are paid out. Thereafter, distributions are tax-free return of the “investment in the contract”.

However, distributions are tax-free until any contributions made before August 14, 1982 are returned.

Taxation of Payout Option Payments (Annuity Benefit or Death Benefit)	A percentage of each payment is tax free equal to the ratio of after-tax “investment in the contract” (if any) to the total expected payments, and the balance is included in taxable income. Once the after-tax “investment in the contract” has been recovered, the full amount of each benefit payment is included in taxable income. Distributions from a Roth IRA, Roth TSA, Roth 401(k), or Roth 457(b) are completely tax free if certain requirements are met.

Possible Penalty Taxes for Distributions Before Age 59 1/2	Taxable portion of payments made before age 59 1/2 may be subject to 10% penalty tax (or 25% for a SIMPLE IRA during the first two years of participation). Penalty taxes do not apply to payments after the participant’s death, or to §457 plans. Other exceptions may apply.	No penalty taxes.	Taxable portion of payments made before age 59 1/2 may be subject to a 10% penalty tax. Penalty taxes do not apply to payments after the Owner’s death. Other exceptions may apply.

Assignment/ Transfer of Contract	Assignment and transfer of Ownership generally not permitted.		Generally, deferred earnings taxable to transferor upon transfer or assignment. Gift tax consequences are not discussed herein.

	Tax-Qualified Contracts and Plans	Nonqualified Deferred Compensation Plans	Other Annuity Contracts

Federal Income Tax Withholding	Eligible rollover distributions from §401, §403(b), and governmental §457(b) plans are subject to 20% mandatory withholding on taxable portion unless direct rollover. For other payments, Payee may generally elect to have taxes withheld or not.	Generally subject to wage withholding.	Generally, Payee may elect to have taxes withheld or not.

Rollovers, Transfers, and Exchanges

Amounts from a tax-qualified Contract may be rolled over, transferred, or exchanged into another tax-qualified account or retirement plan as permitted by the IRC and plan(s). Amounts may be rolled over, transferred, or exchanged into a tax-qualified Contract from another tax-qualified account or retirement plan as permitted by the IRC and plan(s). In most cases, such a rollover, transfer, or exchange is not taxable, unless the rollover of pre-tax amounts is made into a Roth IRA, a Roth TSA, Roth 401(k), or Roth 457(b). Rollovers, transfers, and exchanges are not subject to normal contribution limits. The IRC or plan may require that rollovers be held in a separate Contract from other plan funds.

Amounts from a non-tax-qualified Contract may be exchanged for another non-tax-qualified annuity contract on a tax-free basis as permitted by the IRC. Amounts may be exchanged into a non-tax-qualified Contract from a life insurance policy, an endowment contract, or another non-tax-qualified annuity contract on a tax-free basis as permitted by the IRC.

Required Distributions

The Contracts are subject to the required distribution rules of federal tax law. These rules vary based on the tax qualification of the Contract or the plan under which it is issued.

For a tax-qualified Contract other than a Roth IRA, required minimum distributions must generally begin by April 1 following attainment of age 70 1/2. However, for a 403(b) Tax-Sheltered Annuity Plan, a 401 Pension, Profit-Sharing, or 401(k) Plan, or a 457(b) Governmental Deferred Compensation Plan, a participant who is not a 5% owner of the employer may delay required minimum distributions until April 1 following the year in which the participant retires from that employer. The required minimum distributions during life are calculated based on standard life expectancy tables adopted under federal tax law.

For a Roth IRA or for a Contract that is not tax-qualified, there are no required distributions during life.

All Contracts are generally subject to required distributions after death. Generally, if payments from a non-tax-qualified Contract have begun under a payout option during life or if the required beginning date for distributions from a tax-qualified Contract had been reached, then after death any remaining payments must be made at least as rapidly as those made or required before death. If payments from a non-tax-qualified Contract have not begun, or if the required beginning date for distributions from a tax-qualified Contract has not been reached, then the death benefit must be paid out in full within five years after death, or must be paid out in substantially equal payments beginning within one year of death over a period not exceeding the life expectancy of the designated beneficiary.

For a traditional IRA, a Roth IRA, or a Contract that is not tax-qualified, a beneficiary who is a surviving spouse may elect out of these requirements, and apply the required distribution rules as if the Contract were his or her own. For this purpose, federal tax law recognizes as married any two people whose marriage is valid in the state in which it was celebrated. A civil union or domestic partnership is not considered a marriage.

Premium and Other Taxes

We reserve the right to deduct from the Purchase Payment or Account Value any taxes relating to the Contract paid by us to any government entity (including, but not limited to, premium taxes, additional taxes, and maintenance taxes on insurers, Federal, state and local withholding of income, estate, inheritance, or other taxes required by law from annuity purchase payments, and any new or increased taxes on insurers or annuity purchase payments that may be enacted into law).

Currently some state governments impose premium taxes, additional taxes, and maintenance taxes on insurers based on annuity purchase payments received or applied to an annuity payout benefit. These taxes currently range from zero to 3.5% depending upon the jurisdiction and the tax qualification of the Contract. A federal premium tax has been proposed but not enacted. We may deduct any such premium or other taxes from the Purchase Payments or the Account Value at the time that the tax is imposed. We may also deduct any such tax not previously deducted from the Annuity Payout Value or Death Benefit Value.

We reserve the right to deduct from the Contract for any income taxes that we incur because of the Contract. At the present time, however, we are not incurring any such income tax or making any such deductions.

Distribution of the Contracts

Great American Advisors, Inc. (“GAA”) is the principal underwriter and distributor of the securities offered through this prospectus. GALIC and GAA are affiliated because both companies are subsidiaries of Great American Financial Resources, Inc. (“GAFRI”). GAA also acts as the principal underwriter and distributor of the variable annuity contracts that are issued by one of our subsidiaries.

GAA’s principal executive offices are located at 301 E Fourth Street, Cincinnati, Ohio 45202. GAA is registered as a broker- dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as the securities regulators in the states in which it operates and registration is required. GAA is a member of the Financial Industry Regulatory Authority (“FINRA”).

Contracts are sold by licensed insurance agents (the “Selling Agents”) in those states where the Contract may be lawfully sold. Such Selling Agents will be appointed agents of GALIC and will be registered representatives of unaffiliated broker-dealer firms (the “Selling Broker-Dealers”) that have entered into selling agreements with us and GAA. Selling Broker-Dealers will be registered under the Securities Exchange Act of 1934 and will be members of FINRA.

FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org to learn more about GAA, your Selling Agent, and his or her Selling Broker Dealer.

GAA receives no compensation for acting as underwriter of the Contracts; however, GAFRI pays for some of GAA’s operating and other expenses, including overhead and legal and accounting fees. GALIC may reimburse GAA for certain sales expenses, such as marketing materials and advertising expenses, and other expenses of distributing the Contracts.

GALIC or GAA pay the Selling Broker-Dealers compensation for the promotion and sale of the Contract. The Selling Agents who solicit sales of the Contract typically receive a portion of the compensation paid to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and the Selling Agent.

The amount and timing of commissions paid to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 6% of each Purchase Payment. Some Selling Broker-Dealers may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions up to 1.5% of Account Value for so long as a contract remains in effect or as agreed in the selling agreement. GALIC may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

GALIC also may pay compensation to wholesaling broker-dealers or other firms or intermediaries in return for wholesaling services such as providing marketing and sales support, product training, and administrative services to the Selling Agents of the Selling Broker-Dealers. These allowances may be based on a percentage of a Purchase Payment.

In addition to the compensation described above, GALIC may make additional cash payments, in certain circumstances referred to as “override” compensations, or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of GALIC’s products on the Selling Broker-Dealers’ preferred or recommended list, increased access to the Selling Broker-Dealers’ registered representatives for purposes of promoting sales of GALIC products, assistance in training and education of the Selling Agents, and opportunities for GALIC and GAA to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual or expected aggregate sales of our indexed annuity contracts (including the Contract) and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agents.

You should ask your Selling Agent for further information about the commissions or other compensation that he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of a Contract.

There is no front-end sales load deducted from the Purchase Payment(s) to pay sales commissions. Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup at least a portion of the sales commissions and other sales expenses through fees and charges deducted under the Contract.

Legal Opinion on Contracts

Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this prospectus and the organization of Great American Life, its authority to issue such Contracts under Ohio law, and the validity of the forms of the Contracts under Ohio law have been passed on by John P. Gruber, General Counsel of Great American Life. As a participant in various stock and employee benefit plans, Mr. Gruber owns shares of, and options to purchase, common stock of American Financial Group, Inc., the parent company of Great American Life.

Experts

The consolidated financial statements and schedule of Great American Life Insurance Company at December 31, 2016, and 2015, and for each of the three years in the period ended December 31, 2016, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Securities and Exchange Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Great American Life pursuant to its articles of incorporation or its code of regulations or pursuant to any insurance coverage or otherwise, Great American Life has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.